===============================================================================

PROSPECTUS SUPPLEMENT                                   Pursuant to Rule 424b-5
JANUARY 20, 1999                                      Registration No. 333-68933
(TO PROSPECTUS DATED JANUARY 19, 1999)

                               [CMS ENERGY LOGO]

                                  $480,000,000

                           7.5% SENIOR NOTES DUE 2009
--------------------------------------------------------------------------------

THE COMPANY:

- We are a leading diversified energy company operating in the United States and around the world.

- CMS Energy Corporation
  Fairlane Plaza South, Suite 1100
  330 Town Center Drive
  Dearborn, Michigan 48126
  (313) 436-9200

THE OFFERING:

- We intend to use the net proceeds from the offering to repay debt outstanding under our existing revolving credit facility.

- Closing: January 25, 1999.
THE NOTES:

- Maturity: January 15, 2009.

- Interest Payments: Semi-annually in cash in arrears on January 15 and July 15, commencing on July 15, 1999.

- Redemption: We can redeem some or all of the Notes at our option on at least 30 days' notice.

- Mandatory Offer to Repurchase: If we experience certain types of change in control, holders of Notes can require us to repurchase some or all of the Notes they hold.

- Ranking of Notes: The Notes rank equally with all of our other unsecured and unsubordinated indebtedness.

-----------------------------------------------------------------------------------------------------------
                                                    PER NOTE                TOTAL
-----------------------------------------------------------------------------------------------------------
Public offering price:                              100.000%             $480,000,000
Underwriting fees:                                    1.625%             $  7,800,000
Proceeds to Company:                                 98.375%             $472,200,000

--------------------------------------------------------------------------------
    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-9.
--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
          BARCLAYS CAPITAL
                     CHASE SECURITIES INC.
                               NATIONSBANC MONTGOMERY SECURITIES LLC

                               TABLE OF CONTENTS

       PROSPECTUS SUPPLEMENT

                                    PAGE
Forward-Looking Statements........     i
Prospectus Supplement Summary.....   S-1
Risk Factors......................   S-9
Ratio of Earnings to Fixed
  Charges.........................  S-12
Use of Proceeds...................  S-12
Capitalization....................  S-13
The Company.......................  S-14
Description of the Notes..........  S-17
Underwriting......................  S-35
Legal Opinions....................  S-36
Experts...........................  S-36
Unaudited Pro Forma Financial
  Information.....................   F-1


           PROSPECTUS

                                    PAGE
Available Information.............     2
Incorporation of Certain Documents
  by Reference....................     3
CMS Energy Corporation............     3
Use of Proceeds...................     5
Ratio of Earnings to Fixed
  Charges.........................     5
Description of Debt Securities....     6
Legal Opinions....................    19
Experts...........................    19
Plan of Distribution..............    20


                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying base prospectus contain or incorporate by reference forward-looking statements. The factors identified under "Risk Factors" are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company (or its subsidiaries).

     Where any such forward-looking statements include a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company (or its subsidiaries), or its management, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe", "expect", "estimate", "project" and "anticipate" and similar expressions identify forward-looking statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying base prospectus, including the financial data and related notes, before making an investment decision. The terms "CMS", "CMS ENERGY", "COMPANY", "OUR" and "WE" as used in this prospectus supplement and the accompanying base prospectus refer to CMS Energy Corporation and its subsidiaries.

                                  THE COMPANY

     We are a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers Energy Company ("CONSUMERS") and CMS Enterprises Company ("ENTERPRISES"). Consumers is a public utility that provides natural gas and electricity to almost six million of the nine and one-half million residents in Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in several domestic and international energy businesses including:

          - Transmission, storage and processing of natural gas;

          - Independent power production;

          - Oil and gas exploration and production;

          - International energy distribution; and

          - Energy marketing, services and trading.

     Our consolidated operating revenue in 1997 was $4.8 billion. 53% of our consolidated operating revenue was derived from electric utility operations, 25% from gas utility operations, 14% from energy marketing, services and trading operations, 4% from independent power production and other non-utility operations, 2% from transmission, storage and processing of natural gas, and 2% from oil and gas exploration and production operations.

     Consumers' consolidated operations account for a majority of our total assets, revenues and income. Consumers' service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries. At year end 1997, Consumers provided service to 1.6 million electric customers and
1.5 million gas customers. Consumers' consolidated operating revenue in 1997 was $3.8 billion. 67% of Consumers' operating revenue was generated from its electric utility business, 32% from its gas utility business, and 1% from its non-utility business.

     We routinely evaluate, invest in, acquire and divest energy-related assets and/or businesses both domestically and internationally. Cash or securities are routinely the consideration for such transactions.

                               BUSINESS STRATEGY

     We seek to be a leader in the North American and worldwide energy industry, focusing our growth primarily in three energy sectors: electricity, natural gas and diversified energy. After giving effect to the pending acquisition of the Panhandle Companies described below, we will have approximately one-third of our assets in each of these three energy sectors. Our Consumers subsidiary is a leading producer and distributor of electricity and natural gas in Michigan's Lower Peninsula. Our pending acquisition of the

Panhandle Companies will significantly enhance our natural gas assets. Through our Enterprises subsidiary, we intend to become a leading diversified energy company with operations in virtually all segments of the North American and worldwide energy industry. In pursuing these business objectives, we intend to:
(i) generate stable earnings and cash flow from our regulated businesses through maximization of retail electricity and natural gas services and natural gas transportation revenues, as well as active cost management; (ii) invest in energy-related projects which complement and expand our non-regulated and diversified energy businesses, as well as in selected projects in regulated businesses which management believes are capable of generating favorable risk-adjusted returns; and (iii) pursue new areas for energy-related business expansion, including strategic acquisitions and joint ventures. We expect to continue to capitalize on emerging trends in the energy industry, including the growing worldwide demand for energy infrastructure and the privatization of existing governmental energy assets, as well as the deregulation of the natural gas and electricity industries in the United States.

     We believe that our recent agreement to acquire Panhandle Eastern Pipe Line Company ("PANHANDLE") and its principal subsidiaries, Trunkline Gas Company ("TRUNKLINE") and Pan Gas Storage Company, as well as its affiliates, Panhandle Storage Company and Trunkline LNG Company ("TRUNKLINE LNG" and, collectively, the "PANHANDLE COMPANIES"), as further described below will enhance our ability to achieve our business objectives. See "-- Recent Developments". In fact, we have already begun to implement our business strategy to capitalize on the ultimate ownership of the Panhandle Companies by: (i) announcing our intention to participate in the construction, ownership and operation of a 550 megawatt natural gas-fired cogeneration facility in Dearborn, Michigan which will require approximately 100 million cubic feet of natural gas per day which we will seek to transport using the Panhandle Companies; and (ii) integrating the operations of the Panhandle Companies with those of our existing and in-development natural gas transmission and storage operations. This integration includes connecting our natural gas gathering systems in the mid-continent region to our Midwestern markets and the pending development of the TriState Pipeline running from a natural gas transportation hub outside Chicago through a combination of new and existing pipelines to ultimately connect to a natural gas transportation hub in southwest Ontario.

                              RECENT DEVELOPMENTS

ACQUISITION OF THE PANHANDLE COMPANIES

     On November 2, 1998, we announced a definitive agreement to acquire all of the outstanding common stock of the Panhandle Companies from Duke Energy Corporation. Under the terms of the agreement, we will pay $1.9 billion in cash to Duke Energy Corporation and assume $300 million of existing Panhandle debt. We are currently awaiting approval for this transaction from the Federal Trade Commission and expect to consummate this transaction during the first quarter of 1999.

     The Panhandle Companies are primarily engaged in the interstate transmission and storage of natural gas. The Panhandle Companies operate one of the nation's largest natural gas pipeline networks, providing customers in the Midwest and Southwest with a comprehensive array of transportation services. This interconnected 11,500 mile system accesses virtually all major natural gas regions in the United States.

     Panhandle's transmission system consists of four large-diameter parallel pipelines and extends approximately 1,300 miles from producing areas in the Anadarko Basin of Texas, Oklahoma and Kansas through the states of Missouri, Illinois, Indiana and Ohio into Michigan. Panhandle's system connects with the Trunkline system at Tuscola, Illinois.

     Trunkline's transmission system consists principally of three large-diameter parallel pipelines extending approximately 1,400 miles from the Gulf Coast areas of Texas and Louisiana through the states of Arkansas, Mississippi, Tennessee, Kentucky, Illinois and Indiana to a point on the Indiana-Michigan border. Trunkline also owns and operates two offshore Louisiana natural gas supply systems consisting of 337 miles of pipeline extending approximately 81 miles into the Gulf of Mexico.

     Panhandle's major customers include approximately 20 utilities located in the Midwest market area that encompasses large portions of Michigan, Ohio, Indiana, Illinois and Missouri. Trunkline's major customers include six utilities located in portions of Illinois, Indiana, Michigan, Ohio and Tennessee. Transportation service for Consumers accounted for approximately 10% of the combined revenue of the Panhandle Companies.

     The Panhandle Companies own and operate five underground gas storage fields located in Illinois, Michigan, Kansas, Oklahoma and Louisiana with a combined maximum working storage gas capacity of 70 billion cubic feet.

     Trunkline LNG owns a liquified natural gas ("LNG") regasification plant and related LNG tanker port, unloading facilities and LNG and gas storage facilities located at Lake Charles, Louisiana. The LNG plant has the capacity to deliver 700 million cubic feet per day but has been operated on a limited basis for a number of years.

     The rates and operations of the Panhandle Companies are subject to regulation by the Federal Energy Regulatory Commission.

     We currently have $1.9 billion in committed bridge financing, some or all of which will be used to fund the cash portion of the purchase price for the acquisition of the Panhandle Companies. Our long-term financing for the acquisition of the Panhandle Companies will include a combination of Panhandle debt, CMS debt and CMS equity.

     Please refer to our Forms 8-K, dated November 3 and December 30, 1998 and January 20, 1999, for further information concerning this transaction.

     We were incorporated in Michigan in 1987 and our world wide web address is http://www.cmsenergy.com. Our web site is not part of this prospectus supplement. Our telephone number is (313) 436-9200.

PRELIMINARY RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998.

     The following information summarizes our unaudited preliminary results of operation for the year ended December 31, 1998 as well as the comparable prior year amounts. Our audited financial statements for the year ended December 31, 1998 have not yet been issued and are not currently available. Certain of our prior year information presented has been restated as a result of a 1998 change in accounting for investments in oil and gas properties.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                            -------------------------
                                                                1998           1997
                                                            ------------      -------
                                                            (UNAUDITED)
                                                            (IN MILLIONS, EXCEPT PER
                                                                 SHARE AMOUNTS)
Operating revenue.........................................     $5,141         $4,781
Operating expenses........................................      4,366          4,065
Pretax operating income...................................        775            716
Income taxes..............................................        100            108
Consolidated net income before cumulative effect of change
  in accounting principle.................................        242            244
Cumulative effect of change in accounting for property
  taxes, net of tax(1)....................................         43             --
Consolidated net income...................................        285            244
Net income attributable to common stocks(1)
  CMS Energy..............................................     $  272         $  229
  Class G.................................................         13             15
Average common shares outstanding
  CMS Energy..............................................        102             96
  Class G.................................................          8              8
Earnings per average common share(1)
  CMS Energy Common Stock
     Basic................................................     $ 2.65         $ 2.39
     Diluted..............................................       2.62           2.37
  CMS G Common Stock Basic and Diluted....................       1.56           1.84
Dividends declared per common share
  CMS Energy..............................................       1.26           1.14
  Class G.................................................       1.27           1.21

-------------------------
     (1) In 1998, Consumers implemented a change in the method of accounting for property taxes which had the cumulative effect of increasing other income by $66 million, including $18 million attributable to the portion of business relating to Class G common stock. Our earnings, net of tax, increased by $43 million, or $0.40 per share for CMS Energy common stock and $0.36 per share for Class G common stock.

     Our 1998 net income was $285 million or $2.65 per share. Consolidated net income and earnings per share increased $41 million and $0.26 from 1997, up 17% and 11%, respectively. The results reflect substantial improvements in our utility and diversified energy businesses and were achieved despite the warmest weather in Michigan since 1921 and the lowest oil prices in the last 13 years.

                                  THE OFFERING

Issuer.......................  CMS Energy Corporation.

Securities Offered...........  $480 million principal amount of 7.5% Senior
                               Notes Due 2009 (the "Notes").

Maturity.....................  January 15, 2009.

Interest Rate................  The Notes will bear interest at the rate of 7.5%
                               per annum, payable semiannually on January 15 and July 15 of each year, commencing July 15, 1999.

Optional Redemption..........  The Notes will be redeemable at our option, in whole or in part, at any time or from time to time, on not less than 30 days' notice, at the redemption prices determined as described herein, plus any accrued interest to the date fixed for redemption.

Change in Control............  If a change in control were to occur, each holder of Notes would be able to require us to
                               repurchase such Notes, in whole or in part, at a price equal to 101% of the principal amount of those Notes, plus any accrued and unpaid interest.

Ranking......................  The Notes will be unsecured debt securities of the Company. As of September 30, 1998, we had outstanding approximately $2.321 billion aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to the Notes and the Notes will not be senior to such indebtedness. The Notes will be senior to certain subordinated debentures in aggregate principal amount of $178 million issued in connection with certain preferred securities of a subsidiary trust. The Notes will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the Company.

Certain Covenants............  The Indenture governing the Notes will contain covenants that will, among other things, limit our ability to pay dividends or distributions, incur additional indebtedness, incur additional liens, sell, transfer or dispose of certain assets, enter into certain transactions with affiliates or enter into certain mergers or consolidations.

Use of Proceeds..............  We intend to use the estimated net proceeds of
                               $472.2 million to repay debt outstanding under our existing revolving credit facility.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following selected historical and pro forma financial data for the years ended December 31, 1995 through 1997 has been derived from our audited consolidated financial statements. The selected historical and pro forma financial data for the nine months ended September 30, 1997 and 1998 has been derived from our unaudited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this information. The results of operations for these interim periods presented are not necessarily indicative of the results that may be expected for the full year. Certain historical selected financial information presented herein has been restated as a result of a 1998 change in accounting for investments in oil and gas properties. Please refer to our Form 8-K dated July 30, 1998 incorporated by reference in the accompanying base prospectus. Other data presented herein, which was not previously restated to reflect the change in accounting method described in the Form 8-K, has also been restated. The financial information set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in the accompanying base prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying base prospectus.

     The unaudited pro forma selected financial information illustrates the effects of (i) various restructuring, realignment, and elimination of activities between the Panhandle Companies and Duke Energy Corporation prior to the closing of the pending acquisition of the Panhandle Companies by CMS Energy (the "ACQUISITION"); (ii) the adjustments resulting from the Acquisition; and (iii) certain assumed Panhandle and CMS Energy financing transactions which will be completed to facilitate the Acquisition, including the assumed public issuance of $800 million of senior notes by Panhandle, $500 million of senior debt by CMS Energy and 13 million shares of common stock by CMS Energy aggregating approximately $600 million.

                                                                              NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                             --------------------------------------   ----------------------------------
                                                         PRO FORMA                            PRO FORMA
                              1995     1996     1997       1997        1997       1998          1998
                              ----     ----     ----     ---------     ----       ----        ---------
                                                        (UNAUDITED)            (UNAUDITED)
                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Operating revenue........  $3,890   $4,324   $4,781     $5,236      $3,347     $3,792        $4,102
  Operating expense........   3,282    3,648    4,065      4,329       2,807      3,185         3,373
  Pre-tax operating
    income.................     608      676      716        907         540        607           729
  Income taxes.............     113      137      108        138          99         86           105
  Consolidated net income
    before cumulative
    effect of change in
    accounting principle...  $  195   $  224   $  244     $  292      $  185     $  191        $  217
  Cumulative effect of
    change in accounting
    for property taxes, net
    of tax(1)..............      --       --       --         --          --         43            43
  Consolidated net
    income.................     195      224      244        292         185        234           260
  Net income attributable
    to common stocks(1)
    CMS Energy.............  $  192   $  210   $  229     $  277      $  176     $  226        $  252
    Class G................       3       14       15         15           9          8             8

                                                                              NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                             --------------------------------------   ----------------------------------
                                                         PRO FORMA                            PRO FORMA
                              1995     1996     1997       1997        1997       1998          1998
                              ----     ----     ----     ---------     ----       ----        ---------
                                                        (UNAUDITED)            (UNAUDITED)
                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
  Average common shares
    outstanding
  CMS Energy...............      89       92       96        109          95        101           114
  Class G..................       8        8        8          8           8          8             8
  Earnings per average
    common share(1)
    CMS Energy Common Stock
       Basic...............  $ 2.16   $ 2.27   $ 2.39     $ 2.55      $ 1.85     $ 2.23        $ 2.21
       Diluted.............    2.16     2.26     2.37       2.54        1.83       2.19          2.18
    CMS G Common Stock
       Basic and Diluted...    0.38     1.82     1.84       1.84        1.13       1.04          1.04
  Dividends declared per
    common share
    CMS Energy.............    0.90     1.02     1.14       1.14        0.84       0.93          0.93
    Class G................    0.56     1.15     1.21       1.21        0.90       0.95          0.95

                                                                       AS OF SEPTEMBER 30,
                                           AS OF DECEMBER 31,      ---------------------------
                                        ------------------------                     PRO FORMA
                                         1995     1996     1997     1997     1998      1998
                                         ----     ----     ----     ----     ----    ---------
                                                        (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
  Cash and cash equivalents...........  $   56   $   58   $   69   $  136   $  101    $   101
  Net plant and property..............   4,814    5,029    5,144    5,130    5,270      6,818
  Total assets........................   7,909    8,363    9,508    9,221    9,930     12,367
  Long-term debt, excluding current
    maturities........................   2,906    2,842    3,272    3,060    4,248      5,847
  Non-current portion of capital
    leases............................     106      103       75       82       77         77
  Notes payable.......................     341      333      382      394      302        302
  Other liabilities...................   2,881    3,093    3,361    3,405    2,750      2,988
  Company-obligated mandatorily
    redeemable trust preferred
    securities of Consumers Power
    Company Financing I(2)............      --      100      100      100      100        100
  Company-obligated mandatorily
    redeemable trust preferred
    securities of Consumers Energy
    Company Financing II(2)...........      --       --      120      120      120        120
  Preferred stock of subsidiary.......     356      356      238      238      238        238
  Company-obligated convertible trust
    preferred securities of CMS Energy
    Trust I(3)........................      --       --      173      173      173        173
  Common stockholders' equity.........  $1,319   $1,536   $1,787   $1,649   $1,922    $ 2,522

-------------------------

     (1) During the first quarter of 1998, Consumers implemented a change in the method of accounting for property taxes which had the cumulative effect of increasing other income by $66 million, including $18 million attributable to the portion of business relating to Class G common stock. Earnings, net of tax, increased by $43 million or $0.40 per share for CMS Energy common stock and $0.36 per share for Class G common stock.

     (2) The primary asset of Consumers Power Company Financing I is $103 million principal amount of 8.36% subordinated deferrable interest notes due 2015 from Consumers. The primary asset of Consumers Energy Company Financing II is $124 million principal amount of 8.20% subordinated deferrable interest notes due 2027 from Consumers.

     (3) The primary asset of CMS Energy Trust I is $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from CMS Energy.

                                  RISK FACTORS

     In addition to the information set forth in this prospectus supplement and the base prospectus, you should carefully consider the risks described below before making an investment in the Notes. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

LEVERAGE, DEBT SERVICE AND ABILITY TO PAY DIVIDENDS

     We, as a parent holding company, have substantial leverage and significant debt service obligations which must be serviced by dividends or other distributions and cash transfers from our subsidiaries or jointly owned enterprises. As of September 30, 1998, we had outstanding $2.321 billion of unsecured senior debt which will be ranked on an equal basis with the Notes and our other liabilities and obligations to trade and other creditors. On a consolidated basis, we and our subsidiaries had outstanding $5.398 billion of long-term indebtedness and mandatorily redeemable trust preferred securities. On a consolidated basis our debt was 67% of total capitalization as of September 30, 1998. As a result of restrictions contained in Consumers' mortgage bond indenture and preferred stock provisions, and other legal restrictions, Consumers' ability to pay dividends or acquire its own stock from us is limited. Based upon the most restrictive provision, as of September 30, 1998, Consumers would be able to pay an aggregate of $68.2 million in dividends to us. In the three years and nine months ended September 30, 1998, Consumers paid out $661 million or 58% of its earnings in cash dividends to us. Enterprises is also limited in the amount of dividends it is able to pay since it is expanding its developing businesses at a rapid rate and also has restrictions on its ability to pay dividends or acquire its own stock. Adverse financial or other economic circumstances affecting our subsidiaries may adversely affect our ability to meet our obligations to make payments on the Notes.

     Our high debt leverage and the subordinated position of the Notes just described, as well as restrictions on the issuance of additional debt in our financing agreements, could limit our ability to obtain additional capital for future operating requirements and capital expenditures. Our ability to take full advantage of opportunities and to adjust to rapidly changing conditions in the markets we now serve or plan to enter and to react to possible adverse national and international financial markets also could be adversely affected. In turn, these factors could adversely affect our ability to make payments on the Notes.

STRUCTURAL SUBORDINATION

     Due to our holding company structure and the restrictions on dividend and other types of payments by our subsidiaries to us as the parent company, the Notes are effectively subordinated to the payment of interest, principal and preferred distributions on the debt, preferred securities and other liabilities of Consumers and Enterprises and each of their subsidiaries. None of these entities will be obligated to pay amounts due on the Notes.

COMPETITION AND REGULATORY RESTRUCTURING

     Federal and state regulation of electric and gas utilities, interstate pipelines and the independent electric power generation of electricity has changed dramatically in the last two decades and could continue to change over the next several years. As a result of these changes, gas distribution companies like Consumers deliver to the natural gas which is sold directly to customers by gas producers, marketers and others, some of whom are our competitors for these sales. While Consumers' current rates allow it to charge gas delivery rates which enable Consumers to maintain its margins in retail gas service, the full impact of competition remains to be seen, particularly if and when Consumers' existing program providing other gas suppliers direct access to its customers is extended to all of Consumers' gas customers. Our unregulated gas marketing subsidiary is an experienced and successful competitor in this new market environment, but rapidly changing competitive conditions could adversely affect its margins and market share and add volatility to its financial results. Further changes in federal and state regulation of the gas industry could also adversely affect Consumers' gas utility business and our non-utility gas marketing business.

     Federal Energy Regulatory Commission ("FERC") policy allows the issuance of certificates authorizing the construction of new interstate pipelines which are competitive with existing pipelines. This has increased competition for pipelines such as those owned by Panhandle and Trunkline. A number of new pipeline and pipeline expansion projects have been approved or are pending approval by the FERC in order to transport large additional volumes of natural gas to the Midwest from Canada. These pipelines will be able to compete with gas transported by Panhandle and Trunkline. Assuming the Acquisition is consummated, increased competition could reduce the volumes of gas transported by Panhandle and Trunkline to their existing markets or cause them to lower rates in order to meet competition. This could lower the financial benefits we expect from the Acquisition.

     Federal regulation of wholesale sales and transmission of electricity and state regulation of the retail sale and distribution of electricity have also changed dramatically. This is particularly true since 1992 when the Energy Policy Act was enacted. This legislation, and FERC regulations which followed it have effectively granted independent power producers and electricity marketers "direct access" to the interstate electric transmission systems owned by electric utilities. All electric utilities are required to offer transmission services to new market entrants on a non-discriminatory basis. As a result, wholesale electricity markets have become much more competitive. While this has not adversely affected us to date, and does present us with opportunities to expand our market reach for electric power sales by both Consumers and our non-utility generating facilities, the rapidly changing nature of the marketplace creates the opportunity for competitors to market electricity to our wholesale customers, such as municipal systems in Michigan. Ultimately, these new power suppliers may sell power directly to our retail customers when Consumers' electric distribution system is open for competitors to transmit power to Consumers' retail markets. While Consumers would be allowed under current regulations to charge compensatory rates for distributing electricity supplied by others, it is uncertain whether Consumers' profit margins on retail electric service could be maintained over the long run.

     The Michigan Public Service Commission ("MPSC") issued several orders in 1997 and 1998 restructuring the electric power industry in Michigan. Under these orders as currently in effect, Consumers is required to allow customers to elect to purchase electric power directly from other suppliers, such as independent power producers, power marketers and other utilities. This direct access commenced in 1998 and will be phased in to cover 750 MW of Consumers' retail market by 2001. By January 1, 2002, all of Consumers' customers will have this option. It is not possible at this time to predict the extent to which Consumers' customers will elect this option or what the ultimate financial impact will be to Consumers. Under the current order, however, Consumers believes it will be able to maintain its profit margins on retail electric service and continue to expand its retail electric service.

     In 1998, the Governor of Michigan supported legislation introduced to restructure the electric power industry in Michigan in a manner similar to the MPSC's restructuring orders. The legislation was not enacted, but it is expected that electric industry restructuring legislation will be reintroduced in 1999. While Consumers supported the legislation supported by the Governor, the uncertainty as to whether legislation will be introduced and enacted and what effect any enacted legislation will have on Consumers represents a risk to investors purchasing the Notes. Similar uncertainty exists with respect to the possibility that federal legislation restructuring the electric power industry will be enacted. A variety of bills changing existing federal regulation of the industry and, in some cases, affecting state regulation have been introduced in the Congress in recent years but none has been enacted.

     Adverse federal or state legislation or adverse future rate determinations by the MPSC in the electric markets could result in Consumers being unable to collect rates sufficient to recover fully its current investment in electric generating facilities and the cost of purchased power.

INTERNATIONAL PROJECT RISKS AND EXCHANGE RATE FLUCTUATIONS

     Our international investments in electric generating facilities, oil and gas production and processing facilities, natural gas pipelines and electric distribution systems face a number of risks inherent in developing and owning these types of facilities. There is significant time and expense in preparing proposals or competitive bids, obtaining the numerous required permits, licenses and approvals, negotiating the necessary agreements with governmental and private parties and obtaining financing. Money spent for these purposes is at risk until all these elements are successfully finalized and it is often impractical to finalize all elements before significant sums have been spent. As a result, there is a risk that these up-front expenditures will be of little value if one of the required approvals or other elements is not finally achieved and the project does not go forward or is not completed. More importantly, international investments of the type we are making are subject to the risk that they may be expropriated or that the required agreements, licenses, permits and other approvals may be changed or terminated in violation of their terms. In addition, the local foreign currency may be devalued or the conversion of the currency may be restricted or prohibited or other actions may be taken which adversely affect the value and the recovery of the investment such as, taxes, royalties, or import duties being increased. In some cases the investment may have to be abandoned or disposed of at a loss. These factors could significantly adversely affect the financial results of the affected subsidiary and, in turn, our growth plans for international investments and our financial position and results of operations.

POSSIBLE INABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL

     In the event of a change of control of our Company, each holder of Notes may require us to purchase all or a portion of its Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to purchase the Notes will be limited by the terms of our other debt agreements and our ability to finance the purchase. It is expected that we will issue additional debt with similar change of control provisions. If this occurs, the financial requirements for any purchases could be increased significantly. In addition, the terms of any debt securities issued to purchase debt under these change of control provisions may be unfavorable to us. We cannot assure holders of Notes that we will be able to finance these purchase obligations or obtain consents to do so from holders of Notes under other debt agreements restricting these purchases.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the years ended December 31, 1993 through 1997 and for the nine months ended September 30, 1998 is as follows:

                                              YEAR ENDED DECEMBER 31,
                                        ------------------------------------    NINE MONTHS ENDED
                                        1993    1994    1995    1996    1997    SEPTEMBER 30, 1998
                                        ----    ----    ----    ----    ----    ------------------
                                                                                   (UNAUDITED)
Ratio of earnings to fixed charges....  1.75    2.07    1.90    1.96    1.78           1.68

     For the purpose of computing the ratio, earnings represent net income before income taxes, net interest charges and the estimated interest portions of lease rentals.

                                USE OF PROCEEDS

     CMS will apply the net proceeds from the sale of the Notes to repay $472 million of its outstanding balance under its $600 million revolving credit facility with The Chase Manhattan Bank, as lead agent (the "REVOLVING CREDIT FACILITY"). The Revolving Credit Facility has a weighted average interest rate of 6.6%.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at September 30, 1998, and as adjusted to reflect the sale of 4.5 million shares of CMS Energy common stock on November 16, 1998, the sale of the Notes offered hereby, the application of the estimated net proceeds from such sale and certain other items referred to below. See "Use of Proceeds." The table should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the Incorporated Documents as defined under "Incorporation of Certain Documents by Reference" in the accompanying base prospectus.

                                                           AS OF SEPTEMBER 30, 1998
                                                           ------------------------
                                                           ACTUAL      AS ADJUSTED
                                                           ------      -----------
                                                            (DOLLARS IN MILLIONS)
                                                                 (UNAUDITED)
Non-current portion of capital leases....................  $   77         $   77
Long-term debt:
  Other long-term debt (excluding current maturities)....   4,248          4,248
  7.5% Senior Notes Due 2009(1)..........................      --            480
                                                           ------         ------
          Total long-term debt...........................   4,325          4,805
                                                           ------         ------
Total stockholders' equity:
  Company-obligated mandatorily redeemable preferred
     securities of:
     Consumers Power Company Financing I(2)..............     100            100
     Consumers Energy Company Financing II(3)............     120            120
  Company-obligated convertible preferred securities of
     CMS Energy Trust I(4)...............................     173            173
  Preferred stock of subsidiary..........................     238            238
  Common stockholders' equity(5).........................   1,922          2,130
                                                           ------         ------
          Total stockholders' equity.....................   2,553          2,761
                                                           ------         ------
             Total capitalization........................  $6,878         $7,566
                                                           ======         ======

-------------------------

     (1) Adjusted to reflect the issuance of $480 million principal amount of 7.5% Senior Notes Due 2009.

     (2) The primary asset of Consumers Power Company Financing I is approximately $103 million principal amount of 8.36% subordinated interest notes due 2015 from Consumers.

     (3) The primary asset of Consumers Energy Company Financing II is approximately $124 million principal amount of 8.20% subordinated interest notes due 2027 from Consumers.

     (4) The primary asset of CMS Energy Trust I is approximately $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from the Company.

     (5) Adjusted to reflect the issuance of 4.5 million shares of CMS Energy common stock on November 16, 1998.

                                  THE COMPANY

     We are a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers and Enterprises. Consumers is a public utility that provides natural gas and electricity to almost six million of the nine and one-half million residents in Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in several domestic and international energy businesses including:

          - Transmission, storage and processing of natural gas;

          - Independent power production;

          - Oil and gas exploration and production;

          - International energy distribution; and

          - Energy marketing, services and trading.

     Our consolidated operating revenue in 1997 was $4.8 billion. 53% of our consolidated operating revenue was derived from electric utility operations, 25% from gas utility operations, 14% from energy marketing, services and trading operations, 4% from independent power production and other non-utility operations, 2% from transmission, storage and processing of natural gas, and 2% from oil and gas exploration and production operations.

     Consumers' consolidated operations account for a majority of our total assets, revenues and income. Consumers' service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries. At year end 1997, Consumers provided service to 1.6 million electric customers and
1.5 million gas customers. Consumers' consolidated operating revenue in 1997 was $3.8 billion. 67% of Consumers' operating revenue was generated from its electric utility business, 32% from its gas utility business, and 1% from its non-utility business.

CONSUMERS

  ELECTRIC UTILITY OPERATIONS

     Consumers' electric utility operation constitutes the twelfth largest electric company in the U.S. It serves 1.6 million customers in 61 of 68 of Michigan's Lower Peninsula counties. Principal cities served include Battle Creek, Flint, Grand Rapids, Jackson, Kalamazoo, Midland, Muskegon, and Saginaw. Consumers' electric utility customer base includes a mix of residential, commercial, and diversified industrial customers, the largest segment of which is the automotive industry. Consumers' electric operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers would not have a material adverse effect on its financial condition.

     Consumers' owned and operated an aggregate of 6,255 megawatts ("MW") of electric generating capacity in 1997. In 1997, Consumers purchased 1,648 MW of net capacity, which amounted to 34.3% percent of Consumers' total system requirements, from independent power producers, the largest being the MCV Partnership. Total electric sales in 1997 were 38 billion kilowatt hours ("KWH"), a 2.3% increase over 1996 levels. Consumers' electric operating revenue in 1997 was $2.5 billion. Electric operating revenue has grown at a compound annual growth rate of 5% for the five years ended 1997.

  GAS UTILITY OPERATIONS

     Consumers' gas utility operation purchases, transports, stores and distributes natural gas. It renders gas service to 1.5 million customers and is authorized to serve in 54 of the 68 counties in Michigan's Lower Peninsula. Principal cities served include Bay City, Flint, Jackson, Kalamazoo, Lansing, Pontiac and Saginaw, as well as the suburban Detroit area. Consumers owns gas transmission and distribution mains and other gas lines, compressor stations and facilities, storage rights, wells and gathering facilities in several storage fields in Michigan. Consumers and its wholly-owned subsidiary, Michigan Gas Storage, inject natural gas into storage during the summer months of the year for use during the winter months when demand is higher. Consumers' gas operation is not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers would not have a material adverse effect on its financial condition.

     Consumers' gas operation is seasonal to the extent that peak demand occurs in winter due to colder temperatures. Total deliveries of natural gas sold by Consumers and from other sellers over Consumers' pipeline and distribution network to ultimate customers, including the MCV Partnership, totaled 420 billion cubic feet ("BCF") in 1997. Consumers' gas operating revenue in 1997 was $1.2 billion. Gas operating revenue has grown at a compound annual growth rate of 1% for the five years ended 1997.

ENTERPRISES

  TRANSMISSION, STORAGE AND PROCESSING OF NATURAL GAS

     CMS Gas Transmission and Storage ("CMS GTS"), formed in 1988, owns, develops and manages domestic and international natural gas transmission, processing and storage projects. CMS GTS owns interests in 13 domestic and 3 international natural gas facilities consisting of a total of 5,500 miles of pipeline with a daily capacity of approximately 2.6 Bcf/d. In addition, CMS GTS has processing capabilities of over 420 million cubic feet per day ("MMCF/D") of natural gas. In our Michigan CO(2) removal plants, we process over 330 MMcf/d, representing more natural gas processed than any other processor in the state.

     We have expanded the importance of this line of business with the recent acquisition of a natural gas pipeline in Western Australia and a gathering system in the panhandle region of Texas and Oklahoma. In addition, CMS GTS will become more significant upon consummation of the pending acquisition of the Panhandle Companies. See "Prospectus Supplement Summary--Recent Developments--Acquisition of the Panhandle Companies."

     CMS GTS's operating revenue in 1997 was $96 million. Its operating revenue has grown at a compound annual growth rate of 96% for the three years ended 1997.

  INDEPENDENT POWER PRODUCTION

     CMS Generation, formed in 1986, invests in, acquires, develops, constructs and operates non-utility power generation projects both in the United States and internationally. As of December 31, 1997, CMS Generation had ownership interests in 32 operating power plants totaling 7,300 (gross) MW (3,236 MW net) throughout the United States and in Argentina, Australia, India, Jamaica, Morocco and the Philippines. Our net generating capacity has more than tripled since 1993. Projects range in size from 3 MW to 2,000 MW and are fueled by hydro, coal, natural gas, oil, wood, wind, and waste material. Additional projects totaling approximately 6,800 gross MW are under construction or advanced development.

     The rapid growth in our generating capacity has been matched by growth in this business segment's operating revenue. CMS Generation's operating revenue in 1997 was $168 million. Independent power production operating revenue has grown at a compound annual growth rate of 68% for the five years ended 1997.

  OIL AND GAS EXPLORATION AND PRODUCTION

     CMS Oil & Gas (formerly known as CMS NOMECO Oil & Gas), formed in 1967, conducts oil and gas exploration and development operations throughout the U.S. and seven other countries. Most of the domestic operations focus on gas exploration and production in Michigan and Louisiana while the international operations focus on oil exploration and production and are distributed across three other continents.

     CMS Oil & Gas achieved record production levels in 1997 of 6.9 million barrels and 27.2 Bcf. CMS Oil & Gas' proven oil and gas reserves total 152 million net equivalent barrels reflecting a balanced portfolio of high-quality reserves, including 65% oil and condensate and 35% natural gas.

     CMS Oil & Gas' operating revenue was $93 million in 1997. CMS Oil & Gas exploration and production operating revenue has grown at a compound annual growth rate of 7% for the five years ended 1997.

  INTERNATIONAL ENERGY DISTRIBUTION

     CMS Electric and Gas Distribution, formed in 1996, is our international energy distribution subsidiary. We have ownership interests in electric distribution companies which provide service in the states of Rio de Janeiro, Sergipe and Minas Gerais in Brazil, the province of Entre Rios in Argentina, and the area of Margarita Island in Venezuela. These electric distribution companies serve a total of 944,000 customers with electricity sales of 4,455 GWh in 1998. We are currently negotiating on an exclusive basis for the acquisition of Turkey's Bursa-Yalova electric distribution system which distributes 3,300 GWh of electricity annually to 700,000 customers near Bursa, about 60 miles south of Istanbul.

  ENERGY MARKETING, SERVICES AND TRADING

     CMS Marketing, Services and Trading ("CMS MST"), formed in 1996, provides gas, oil, coal and electric marketing, risk management and energy management services to industrial, commercial, utility and municipal energy users throughout the United States and internationally. CMS MST has grown dramatically since its inception. Currently, it has more than 7,000 customers, including 30 major gas distribution companies and is active in 25 states and 3 countries. CMS MST's operating revenue in 1997 was $692 million.

                            DESCRIPTION OF THE NOTES

GENERAL

     The following information concerning the Notes supplements, and should be read in conjunction with, the statements under "Descriptions of Debt Securities" in the accompanying base prospectus. Capitalized terms not defined herein are used as defined in the accompanying base prospectus.

     The Notes will be issued as a series of Senior Debt Securities under the Senior Debt Indenture as supplemented by the Seventh Supplemental Indenture thereto dated as of January 25, 1999 (the "SUPPLEMENTAL INDENTURE"), and will be limited in aggregate principal amount to $480 million.

     The Notes will be unsecured debt securities of the Company.

     As of September 30, 1998 the Company had outstanding approximately $2.321 billion aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to the Notes and the Notes will not be senior to such indebtedness, except that the Notes will be senior to certain subordinated debentures in aggregate principal amount of $178 million, issued in connection with certain preferred securities of a subsidiary trust. The Notes will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the Company.

     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. The Notes will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Notes, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments.

     A substantial portion of the consolidated liabilities of CMS Energy has been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including Holders of Notes, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy).

     The Notes will be issued in the form of one or more global notes (each, a "GLOBAL NOTE"), in registered form, without coupons, in denominations of $1,000 or an integral multiple thereof as described under "Book-Entry System." The Global Notes will be registered in the name of a nominee of the Depository Trust Company ("DTC"). Except as set forth herein under "Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of any such Note and will not be considered the registered holder thereof under the Senior Debt Indenture.

PAYMENT AND MATURITY

     The Notes will mature on January 15, 2009, and will bear interest at the rate of 7.5% per annum. At maturity, the Company will pay the aggregate principal amount of the Notes then outstanding.

     Each Note will bear interest from the original date of issue, payable semiannually in arrears on January 15, and July 15, commencing July 15, 1999, and at maturity.

     In any case where any interest payment date, repurchase date or maturity of any Note shall not be a Business Day (as hereinafter defined) at any place of payment, then payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day at such place of payment with the same force and effect as if made on the interest payment date, repurchase date or at maturity; and no interest shall accrue on the amount so payable for the period from and after such interest payment date, redemption date, repurchase date or maturity, as the case may be, to such Business Day.

REDEMPTION

     The Notes will be redeemable at the Company's option, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of such Notes being redeemed plus the Applicable Premium, if any, thereon at the time of redemption, together with accrued interest, if any, thereon to the redemption date. In no event will the redemption price be less than 100% of the principal amount of the Notes plus accrued interest, if any, thereon to the redemption date.

     The following definitions are used to determine the Applicable Premium:

     "APPLICABLE PREMIUM" means, with respect to a Note (or portion thereof) being redeemed at any time, the excess of (A) the present value at such time of the principal amount of such Note (or portion thereof) being redeemed plus all interest payments due on such Note (or portion thereof) after the redemption date, which present value shall be computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note (or portion thereof) being redeemed at such time. For purposes of this definition, the present values of interest and principal payments will be determined in accordance with generally accepted principles of financial analysis.

     "TREASURY RATE" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) (the "STATISTICAL RELEASE") which has become publicly available at least two Business Days prior to the redemption date or, in the case of defeasance, prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining average life to stated maturity of the Notes; provided, however, that if the average life to stated maturity of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given.

     If less than all of the Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem appropriate and fair, the particular Notes or portions thereof to be redeemed. Notice of redemption shall be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the Holders of Notes to be redeemed (which, as long as the Notes are held in the book-entry only system, will be DTC (or its nominee) or a successor depositary); provided, however, that the failure to duly give such notice by mail, or any defect therein, shall not affect the validity of any proceedings for the redemption of Notes as to which there shall have been no such failure or defect. On and after the date fixed for redemption (unless the Company shall default in the payment of the Notes or portions thereof to be redeemed at the applicable redemption price, together with accrued interest, if any, thereon to such date), interest on the Notes or the portions thereof so called for redemption shall cease to accrue.

     No sinking fund is provided for the Notes.

PURCHASE OF NOTES UPON CHANGE IN CONTROL

     In the event of any Change in Control (as defined below) each Holder of a Note will have the right, at such Holder's option, subject to the terms and conditions of the Senior Debt Indenture, to require the Company to repurchase all or any part of such Holder's Note on a date selected by the Company that is no earlier than 60 days nor later than 90 days (the "CHANGE IN CONTROL PURCHASE DATE") after the mailing of written notice by the Company of the occurrence of such Change in Control, at a repurchase price payable in cash equal to 101% of the principal amount of such Notes plus accrued interest, if any, thereon to the Change in Control Purchase Date (the "CHANGE IN CONTROL PURCHASE PRICE").

     Within 30 days after the Change in Control Date, the Company is obligated to mail to each Holder of a Note a notice regarding the Change in Control, which notice shall state, among other things: (i) that a Change in Control has occurred and that each such Holder has the right to require the Company to repurchase all or any part of such Holder's Notes at the Change in Control Purchase Price; (ii) the Change in Control Purchase Price; (iii) the Change in Control Purchase Date; (iv) the name and address of the Paying Agent; and (v) the procedures that Holders must follow to cause the Notes to be repurchased.

     To exercise this right, a Holder must deliver a written notice (the "CHANGE IN CONTROL PURCHASE NOTICE") to the Paying Agent at its corporate trust office in Detroit, Michigan, or any other office of the Paying Agent maintained for such purposes, not later than 30 days prior to the Change in Control Purchase Date. The Change in Control Purchase Notice shall state (i) the portion of the principal amount of any Notes to be repurchased, which must be $1,000 or an integral multiple thereof; (ii) that such Notes are to be repurchased by the Company pursuant to the applicable change-in-control provisions of the Senior Debt Indenture; and (iii) unless the Notes are represented by one or more Global Notes, the certificate numbers of the Notes to be repurchased.

     Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent not later than three Business Days prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and, if applicable, the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

     If a Note is represented by a Global Note, the Depositary (as defined herein) or its nominee will be the holder of such Note and therefore will be the only entity that can require the Company to repurchase Notes upon a Change in Control. To obtain repayment with respect to such Note upon a Change in Control, the beneficial owner of such Note must provide to the broker or other entity through which it holds the beneficial interest in such Note (i) the Change in Control Purchase Notice signed by such beneficial owner, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States and
(ii) instructions to such broker or other entity to notify the Depositary of such beneficial owner's desire to cause the Company to repurchase such Notes. Such broker or other entity will provide to the Paying Agent (i) a Change in Control Purchase Notice received from such beneficial owner and (ii) a certificate satisfactory to the Paying Agent from such broker or other entity that it represents such beneficial owner. Such broker or other entity will be responsible for disbursing any payments it receives upon the repurchase of such Notes by the Company.

     Payment of the Change in Control Purchase Price for a Note in registered, certificated form (a "CERTIFICATED NOTE") for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Certificated Note (together with necessary endorsements) to the Paying Agent at its office in Detroit, Michigan, or any other office of the Paying Agent maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Certificated Note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Certificated Note.

     If the Paying Agent holds, in accordance with the terms of the Senior Debt Indenture, money sufficient to pay the Change in Control Purchase Price of a Note on the Business Day following the Change in Control Purchase Date for such Note, then, on and after such date, interest on such Note will cease to accrue, whether or not such Note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the Note).

     Under the Senior Debt Indenture, a "CHANGE IN CONTROL" means an event or series of events by which (i) the Company ceases to beneficially own, directly or indirectly, at least 80% of the total voting power of all classes of Capital Stock then outstanding of Consumers (whether arising from issuance of securities of the Company or Consumers, any direct or indirect transfer of securities by the Company or Consumers, any merger, consolidation, liquidation or dissolution of the Company or Consumers or otherwise); or (ii) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all shares that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the Voting Stock of the Company; or (iii) the Company consolidates with or merges into another corporation or directly or indirectly conveys, transfers or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into the Company, in either event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities, or other property, other than any such transaction where
(A) the
outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the surviving corporation and (B) the holders of the Voting Stock of the Company immediately prior to such transaction retain, directly or indirectly, substantially proportionate ownership of the Voting Stock of the surviving corporation immediately after such transaction.

     The Senior Debt Indenture requires the Company to comply with the provisions of Regulation 14E and any other tender offer rules under the Exchange Act which may then be applicable in connection with any offer by the Company to purchase Notes at the option of Holders upon a Change in Control. The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of its common stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a term contained in many similar debt offerings and the terms of such feature result from negotiations between the Company and the Underwriters. Management has no present intention to propose any anti-takeover measures although it is possible that the Company could decide to do so in the future.

     No Note may be repurchased by the Company as a result of a Change of Control if there has occurred and is continuing an Event of Default described under "Events of Default" below or in the accompanying base prospectus (other than a default in the payment of the Change in Control Purchase Price with respect to the Notes). In addition, the Company's ability to purchase Notes may be limited by its financial resources and its inability to raise the required funds because of restrictions on issuance of securities contained in other contractual arrangements.

CERTAIN RESTRICTIVE COVENANTS

     The Senior Debt Indenture contains the covenants described below. Certain capitalized terms used below are defined herein under the heading "Certain Definitions."

  LIMITATION ON RESTRICTED PAYMENTS

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Restricted Payments," the Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to (i) declare or pay any dividend or make any distribution on the Capital Stock of the Company to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase such Non-Convertible Capital Stock and except dividends or distributions payable to the Company or a Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, or (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled repayment thereof, any Subordinated Indebtedness (any such dividend, distribution, purchase, redemption, repurchase, defeasing, other acquisition or retirement being hereinafter referred to as a "RESTRICTED PAYMENT") if at the time the

Company or such Subsidiary makes such Restricted Payment: (1) an Event of Default, or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since May 6, 1997 would exceed the sum of: (a) $100,000,000 plus 100% of Consolidated Net Income from May 6, 1997 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate Net Cash Proceeds received by the Company from the issue or sale of or contribution with respect to its Capital Stock after May 6, 1997.

     The foregoing provisions will not prohibit: (i) dividends or other distributions paid in respect of any class of Capital Stock issued by the Company in connection with the acquisition of any business or assets by the Company or a Restricted Subsidiary where the dividends or other distributions with respect to such Capital Stock are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock); (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; or (iv) payments pursuant to the Tax Sharing Agreement.

  LIMITATION ON CERTAIN LIENS

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding, the Company shall not create, incur, assume or suffer to exist any Lien upon or with respect to any of its property of any character, including without limitation any shares of Capital Stock of Consumers or Enterprises, without making effective provision whereby the Notes shall be (so long as any such other creditor shall be so secured) equally and ratably secured. The foregoing restrictions shall not apply to (a) Liens securing Indebtedness of the Company, provided that on the date such Liens are created, and after giving effect to such Indebtedness, the aggregate principal amount at maturity of all the secured Indebtedness of the Company at such date shall not exceed 5% of Consolidated Net Tangible Assets or (b) certain liens for taxes, pledges to secure workman's compensation, other statutory obligations and Support Obligations, certain materialmen's, mechanic's and similar liens and certain purchase money liens.

  LIMITATION ON ASSET SALES

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are outstanding, the Company may not sell, transfer or otherwise dispose of any property or assets of the Company, including Capital Stock of any Consolidated Subsidiary, in one transaction or a series of transactions in an amount which exceeds $50,000,000 (an "ASSET SALE") unless the Company shall (i) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of a Consolidated Subsidiary or Indebtedness of the Company which is pari passu with the Notes or (ii) invest an equal amount not so used in clause (i) in property or assets of related business within 24 months after the date of the Asset Sale (the "APPLICATION PERIOD") or (iii) apply such excess Net Cash Proceeds not so used in (i) or (ii) (the "EXCESS PROCEEDS") to make an offer, within 30 days after the end of the Application Period, to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes on the relevant purchase date equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes on the relevant purchase date and unpaid interest, if any, to the purchase date. The Company shall only be required to make an offer to purchase Notes from Holders pursuant to subsection (iii) if the Excess Proceeds equal or exceed $25,000,000 at any given time.

     The procedures to be followed by the Company in making an offer to purchase Notes from the Holders with Excess Proceeds, and for the acceptance of such offer by the Holders, shall be the same as those set forth above in "Purchase of Notes Upon Change of Control" with respect to a Change in Control.

  LIMITATION ON CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     In addition to the terms of the Senior Debt Indenture relating to consolidations or mergers described in the accompanying base prospectus, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Consolidation, Merger, Sale or Conveyance" (but not from the provisions described in the accompanying base prospectus which permit a consolidation or merger provided that the surviving corporation assumes the obligations of the Company under the Notes and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia), the Company shall not consolidate with or merge into any other Person or sell, lease or convey the property of the Company in the entirety or substantially as an entirety, unless (i) immediately after giving effect to such transaction the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of the Company immediately prior to the transaction, and (ii) after giving effect to such transaction, the surviving entity would be entitled to incur at least one dollar of additional Indebtedness (other than revolving Indebtedness to banks) pursuant to the first paragraph under "--Limitation on Consolidated Indebtedness" below. Notwithstanding the foregoing provisions, such a transaction may constitute a Change of Control as described in "--Purchase of Notes Upon Change in Control" above and give rise to the right of a Holder to require the Company to repurchase all or part of such Holder's Notes.

  LIMITATION ON CONSOLIDATED INDEBTEDNESS

     Under the terms of the Senior Debt Indenture, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Consolidated Indebtedness," the Company will not, and will not permit any of its Consolidated Subsidiaries to, issue, create, assume, guarantee, incur or otherwise become liable for (collectively, "ISSUE"), directly or indirectly, any Indebtedness unless the Consolidated Coverage Ratio of the Company and its Consolidated Subsidiaries for the four consecutive fiscal quarters immediately preceding the issuance of such Indebtedness (as shown by a pro forma consolidated income statement of the Company and its Consolidated Subsidiaries for the four most recent fiscal quarters ending at least 30 days prior to the issuance of such Indebtedness after giving effect to (i) the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued at the beginning of the period, (ii) the issuance and retirement of any other Indebtedness since the first day of the period as if such Indebtedness was issued or retired at the beginning of the period and (iii) the acquisition of any company or business acquired by the Company or any Subsidiary since the first day of the period (including giving effect to the pro forma historical earnings of such company or business), including any acquisition which will be consummated contemporaneously with the issuance of such Indebtedness, as if in each case such acquisition occurred at the beginning of the period) exceeds a ratio of 1.7 to 1.0.

     The foregoing limitation is subject to exceptions for: (i) Indebtedness of the Company to banks not to exceed $1,000,000,000 in aggregate outstanding principal amount at any time; (ii) Indebtedness outstanding on the date of the Supplemental Indenture and certain refinancings thereof; (iii) certain refinancings and Indebtedness of the Company to a Subsidiary or by a Subsidiary to the Company; (iv) Indebtedness of a Consolidated Subsidiary issued to acquire, develop, improve, construct or to provide working capital for a gas, oil or electric generation, exploration, production, distribution, storage or transmission facility and related assets provided that such Indebtedness is without recourse to any assets of the Company, Consumers, Enterprises, CMS Generation, CMS Oil & Gas, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary; (v) Indebtedness of a Person existing at the time at which such Person became a Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary; (vi) Indebtedness issued by the Company not to exceed $150,000,000 in aggregate outstanding principal amount at any time; and
(vii) Indebtedness of a Consolidated Subsidiary in respect of rate reduction bonds issued to recover electric restructuring transition costs of Consumers provided that such Indebtedness is without recourse to the assets of Consumers.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms used in the Senior Debt Indenture. Reference is made to the Senior Debt Indenture for a full definition of all terms as well as any other capitalized terms used herein and not otherwise defined.

     "Business Day" means a day on which banking institutions in New York, New York or Detroit, Michigan are not authorized or required by law or regulation to close.

     "Capital Lease Obligation" of a Person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

     "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock or letter stock; provided that Hybrid Preferred Securities are not considered Capital Stock for purposes of this definition.

     "CMS Electric and Gas" means CMS Electric and Gas Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS Gas Transmission and Storage" means CMS Gas Transmission and Storage Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS Generation" means CMS Generation Co., a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS MST" means CMS Marketing, Services and Trading Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

     "CMS Oil & Gas" means, CMS Oil & Gas Co. (formerly known as, "CMS NOMECO Oil & Gas Co."), a Michigan corporation and wholly-owned subsidiary of the Company.

     "Consolidated Assets" means, at any date of determination, the aggregate assets of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Coverage Ratio" with respect to any period means the ratio of
(i) the aggregate amount of Operating Cash Flow for such period to (ii) the aggregate amount of Consolidated Interest Expense for such period.

     "Consolidated Current Liabilities" means, for any period, the aggregate amount of liabilities of the Company and its Consolidated Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after (i) eliminating all inter-company items between the Company and any Consolidated Subsidiary and (ii) deducting all current maturities of long-term Indebtedness, all as determined in accordance with generally accepted accounting principles.

     "Consolidated Indebtedness" means, at any date of determination, the aggregate Indebtedness of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided that Consolidated Indebtedness shall not include any subordinated debt owned by any Hybrid Preferred Securities Subsidiary.

     "Consolidated Interest Expense" means, for any period, the total interest expense in respect of Consolidated Indebtedness of the Company and its Consolidated Subsidiaries, including, without duplication, (i) interest expense attributable to capital leases, (ii) amortization of debt discount, (iii) capitalized interest, (iv) cash and noncash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Interest Rate Protection Agreements (including amortization of discount) and (vii) interest expense in respect of obligations of other Persons deemed to be Indebtedness of the Company or any Consolidated Subsidiaries under clause (v) or (vi) of the definition of Indebtedness, provided, however, that Consolidated Interest Expense shall exclude (a) any costs otherwise included in interest expense recognized on early retirement of debt and (b) any interest expense in respect of any Indebtedness of any Subsidiary of Consumers, CMS Generation, CMS Oil & Gas, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary provided that such Indebtedness is without recourse to any assets of the Company, Consumers, Enterprises, CMS Generation, CMS Oil & Gas, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary.

     "Consolidated Net Income" means, for any period, the net income of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided, however, that there shall not be included in such Consolidated Net Income (i) any net income of any Person if such Person is not a Subsidiary, except that (A) the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Consolidated Subsidiary as a dividend or other distribution and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its Consolidated Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; and (iv) any net income of any Subsidiary of Consumers, CMS Generation, CMS Oil & Gas, CMS Electric and Gas, CMS Gas Transmission and Storage, CMS MST or any other Designated Enterprises Subsidiary whose interest expense is excluded from Consolidated Interest Expense, provided, however, that for purposes of this subsection (iv), any cash, dividends or distributions of any such Subsidiary to the Company shall be included in calculating Consolidated Net Income.

     "Consolidated Net Tangible Assets" means, for any period, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of: (i) Consolidated Current Liabilities; (ii) minority interests in Consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;
(iii) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors as evidenced by Board resolutions; (iv) any revaluation or other write-up in value of assets subsequent to December 31, 1996, as a result of a change in the method of valuation in accordance with generally accepted accounting principles; (v) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses organization or developmental expenses and other intangible items; (vi) treasury stock; and (vii) any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

     "Consolidated Net Worth" of any Person means the total of the amounts shown on the consolidated balance sheet of such Person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by such Person not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as (i) the par or stated value of all outstanding Capital Stock plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

     "Consolidated Subsidiary" means, any Subsidiary whose accounts are or are required to be consolidated with the accounts of the Company in accordance with generally accepted accounting principles.

     "Consumers" means Consumers Energy Company, a Michigan corporation, all of whose common stock is on the date hereof owned by the Company.

     "Designated Enterprises Subsidiary" means any wholly-owned subsidiary of Enterprises formed after the date of the Supplemental Indenture which is designated a Designated Enterprises Subsidiary by the Board of Directors.

     "Enterprises" means CMS Enterprises Company, a Michigan corporation and wholly-owned subsidiary of the Company.

     "Exchangeable Stock" means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than Capital Stock of such corporation that is neither Exchangeable Stock nor Redeemable Stock).

     "Holder" means the Person in whose name a Note is registered in the security register kept by the Company for that purpose.

     "Hybrid Preferred Securities" means any preferred securities issued by a Hybrid Preferred Securities Subsidiary, where such preferred securities have the following characteristics: (i) such Hybrid Preferred Securities Subsidiary lends substantially all of the proceeds from the issuance of such preferred securities to the Company or Consumers in exchange for subordinated debt issued by the Company or Consumers, respectively; (ii) such preferred securities contain terms providing for the deferral of distributions corresponding to provisions providing for the deferral of interest payments on such subordinated debt; and
(iii) the Company or Consumers (as the case may be) makes periodic interest payments on such subordinated debt, which interest payments are in turn used by the Hybrid Preferred Securities Subsidiary to make corresponding payments to the holders of the Hybrid Preferred Securities.

     "Hybrid Preferred Securities Subsidiary" means any business trust (or similar entity) (i) all of the common equity interest of which is owned (either directly or indirectly through one or more wholly-owned Subsidiaries of the Company or Consumers) at all times by the Company or Consumers, (ii) that has been formed for the purpose of issuing Hybrid Preferred Securities and (iii) substantially all of the assets of which consist at all times solely of subordinated debt issued by the Company or Consumers (as the case may be) and payments made from time to time on such subordinated debt.

     "Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Lien" means any lien, mortgage, pledge, security interest, conditional sale, title retention agreement or other charge or encumbrance of any kind.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the aggregate proceeds of such Asset Sale including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by the Company, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with generally accepted accounting principles and (b) with respect to any issuance or sale or contribution in respect of Capital Stock, the aggregate proceeds of such issuance, sale or contribution, including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by the Company, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof, provided, however, that if such fair market value as determined by the Board of Directors of property other than cash is greater than $25 million, the value thereof shall be based upon an opinion from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions.

     "Non-Convertible Capital Stock" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible Capital Stock other than Preferred Stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

     "Other Rating Agency" shall mean any one of Duff & Phelps Credit Rating Co., Fitch Investors Service, L.P. or Moody's Investors Service, Inc., and any successor to any of these organizations which is a nationally recognized statistical rating organization.

     "Operating Cash Flow" means, for any period, with respect to the Company and its Consolidated Subsidiaries, the aggregate amount of Consolidated Net Income after adding thereto Consolidated Interest Expense (adjusted to include costs recognized on early retirement of debt), income taxes, depreciation expense, Amortization Expense and any noncash amortization of debt issuance costs, any nonrecurring, noncash charges to earnings and any negative accretion recognition.

     "Paying Agent" means any person authorized by the Company to pay the principal of (and premium, if any) or interest on any of the Notes on behalf of the Company. Initially, the Paying Agent is the Senior Debt Trustee (as defined in the accompanying base prospectus).

     "Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation; provided that Hybrid Preferred Securities are not considered Preferred Stock for purposes of this definition.

     "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the stated maturity of the Outstanding Notes or is redeemable at the option of the holder thereof at any time prior to the first anniversary of the stated maturity of the Outstanding Notes.

     "Restricted Subsidiary" means any Subsidiary (other than Consumers and its subsidiaries) of the Company which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 10% of the total Consolidated Assets of the Company and its Consolidated Subsidiaries and any other Subsidiary which from time to time is designated a Restricted Subsidiary by the Board of Directors provided that no Subsidiary may be designated a Restricted Subsidiary if, immediately after giving effect thereto, an Event of Default or event that, with the lapse of time or giving of notice or both, would constitute an Event of Default would exist or the Company and its Restricted Subsidiaries could not incur at least one dollar of additional Indebtedness pursuant to the first paragraph under "Description of the Notes Limitation on Consolidated Indebtedness," and (i) any such Subsidiary so designated as a Restricted Subsidiary must be organized under the laws of the United States or any State thereof, (ii) more than 80% of the Voting Stock of such Subsidiary must be owned of record and beneficially by the Company or a Restricted Subsidiary and (iii) such Restricted Subsidiary must be a Consolidated Subsidiary.

     "Standard & Poor's" shall mean Standard & Poor's Ratings Group, a division of McGraw Hill Inc., and any successor thereto which is a nationally recognized statistical rating organization, or if such entity shall cease to rate the Notes or shall cease to exist and there shall be no such successor thereto, any other nationally recognized statistical rating organization selected by the Company which is acceptable to the Senior Debt Trustee.

     "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on the date of the Supplemental Indenture or thereafter incurred) which is contractually subordinated or junior in right of payment to the Notes.

     "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other

Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Support Obligations" means, for any person, without duplication, any financial obligation, contingent or otherwise, of such person guaranteeing or otherwise supporting any debt or other obligation of any other person in any manner, whether directly or indirectly, and including, without limitation, any obligation of such person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such debt, (ii) to purchase property, securities or services for the purpose of assuring the owner of such debt of the payment of such debt, (iii) to maintain working capital, equity capital, available cash or other financial statement condition of the primary obligor so as to enable the primary obligor to pay such debt, (iv) to provide equity capital under or in respect of equity subscription arrangements (to the extent that such obligation to provide equity capital does not otherwise constitute debt), or (v) to perform, or arrange for the performance of, any non-monetary obligations or non-funded debt payment obligations of the primary obligor.

     "Tax-Sharing Agreement" means the Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits, dated January 1, 1994, as amended or supplemented from time to time, by and among the Company, each of the members of the Consolidated Group (as defined therein), and each of the corporations that become members of the Consolidated Group.

     "Voting Stock" means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

EVENTS OF DEFAULT

     The occurrence of any of the following events with respect to the Notes will constitute an "Event of Default" with respect to the Notes: (a) default for 30 days in the payment of any interest on any of the Notes; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Notes, whether at maturity, upon redemption, acceleration, purchase by the Company at the option of the Holders or otherwise; (c) default for 60 days by the Company in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Notes after written notice thereof as provided in the Senior Debt Indenture; (d) certain events of bankruptcy, insolvency or reorganization relating to the Company or Consumers;
(e) entry of final judgments against the Company or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (f) a default resulting in the acceleration of indebtedness of the Company or Consumers in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Senior Debt Indenture.

     If an Event of Default on the Notes shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding may declare the principal of all the Notes and the premium thereon and interest, if any, accrued thereon to be due and payable immediately.

     The Senior Debt Indenture provides that the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Notes, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series.

     The Senior Debt Indenture provides that no Holder of Notes may institute any action against the Company under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class).

     The Senior Debt Indenture requires the Company to furnish to the Senior Debt Trustee annually a statement as to the Company's compliance with all conditions and covenants under the Senior Debt Indenture. The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the Notes of any default affecting such Notes (except defaults as to payment of principal, premium or interest on the Notes) if it considers such withholding to be in the interests of the Holders of the Notes.

BOOK-ENTRY SYSTEM

     The Notes will be issued initially in the form of one or more Global Notes that will be deposited with, or on behalf of, DTC, which will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). DTC and any other depository which may replace DTC as depositary for the Notes are sometimes referred to herein as the "Depositary." Except under the limited circumstances described below, Notes represented by Global Notes will not be exchangeable for Certificated Notes.

     So long as the Depositary, or its nominee, is the registered owner of a Global Note, such Depositary or such nominee, as the case may be, will be considered the sole registered holder of the individual Notes represented by such Global Note for all purposes under the Senior Debt Indenture. Payments of principal of and premium, if any, and any interest on individual Notes represented by a Global Note will be made to the Depositary or its nominee, as the case may be, as the registered holder of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Note and will not be considered the registered holder thereof under the Senior Debt Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in the accompanying Prospectus.

     The following is based upon information furnished by DTC:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("PARTICIPANTS") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("DIRECT PARTICIPANTS") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the NASD. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("INDIRECT PARTICIPANTS"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for one or more Notes is discontinued.

     To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participant and not of DTC, any Agents, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving 90 days' notice to the Company or the Senior Debt Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered in exchange for the Notes represented by the Global Notes held by the DTC. See "Certificated Notes."

     In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Certificated Notes will be printed and delivered in exchange for the Notes represented by the Global Notes held by DTC. See "Certificated Notes."

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. The Company believes such information to be reliable, but the Company takes no responsibility for the accuracy thereof.

     None of the Company, the Underwriters, the Senior Debt Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTIFICATED NOTES

     If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company by the earlier of (i) 90 days from the date the Company receives notice to the effect that the Depositary is unwilling or unable to act, or the Company determines that the Depositary is unable to act or (ii) the effectiveness of the Depositary's resignation or failure to fulfill its duties as Depositary, the Company will issue Certificated Notes in exchange for the Notes represented by the Global Notes held by the Depositary. Further, within seven days after the occurrence of an Event of Default described in clauses (a), (b) or (c) under "Description of Debt Securities--Senior Debt Securities--Events of Default" in the accompanying base prospectus, the Company will issue Certificated Notes in exchange for Notes represented by a Global Note. In addition, the Company may at any time and in its sole discretion determine not to have Notes represented by a Global Note and, in such event, will issue individual Certificated Notes in exchange for the Notes represented by the Global Note. In any such instance, the owner of a beneficial interest in a Note represented by a Global Note will be entitled to have such Notes registered in its name and will be entitled to physical delivery of such Note in certificated form. Individual Certificated Notes so issued will be issued in fully registered form, without coupons, in one or more authorized denominations as described above under "General."

     Certificated Notes will be exchangeable for other Certificated Notes of any authorized denominations and of a like aggregate principal amount and tenor.

     Certificated Notes may be presented for exchange as provided above, and may be presented for registration of transfer (duly endorsed, or accompanied by a duly executed written instrument of transfer), at the office of the Senior Debt Trustee, in Detroit, Michigan (the "SECURITY REGISTRAR"). The Security Registrar will not charge a service charge for any registration of transfer or exchange of Notes; however, the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith, as described in the Senior Debt Indenture. Such transfer or exchange will be effected upon the Security Registrar or such other transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company may at any time designate additional transfer agents with respect to the Notes.

     The Company shall not be required to (a) issue, exchange or register the transfer of any Certificated Note for a period of 15 days next preceding the mailing of notice of redemption of such Note or (b) exchange or register the transfer of any Certificated Note or portion thereof selected, called or being called for redemption, except in the case of any Certificated Note to be redeemed in part, the portion thereof not so to be redeemed.

     If a Certificated Note is mutilated, destroyed, lost or stolen, it may be replaced at the office of the Security Registrar upon payment by the Holder of such expenses as may be incurred by the Company and the Security Registrar in connection therewith and the furnishing of such evidence and indemnity as the Company and the Security Registrar may require. Mutilated Notes must be surrendered before new Notes will be issued.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "UNDERWRITING AGREEMENT"), the underwriters named below (the "UNDERWRITERS") have severally agreed to purchase, and the Company has agreed to sell to them, the respective principal amounts of the Notes set forth opposite their names below:

                                                             PRINCIPAL AMOUNT
UNDERWRITERS                                                     OF NOTES
  Donaldson, Lufkin & Jenrette Securities Corporation.....     $240,000,000
  Chase Securities Inc. ..................................       84,000,000
  NationsBanc Montgomery Securities LLC...................       84,000,000
  Barclays Capital Inc....................................       72,000,000
                                                               ------------
  Total...................................................     $480,000,000
                                                               ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken, provided that, under certain circumstances relating to a default of one or more Underwriters, less than all of the Notes may be purchased. Default by one or more Underwriters would not relieve the non-defaulting Underwriters from their several obligations, and in the event of such default, the Company would have the right to require the non-defaulting Underwriters to purchase the respective principal amount of Notes which they have severally agreed to purchase and, in addition, to purchase Notes which the defaulting Underwriter or Underwriters shall have so failed to purchase up to a principal amount thereof equal to one-ninth of the respective principal amounts of Notes which such non-defaulting Underwriters have otherwise agreed to purchase.

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to certain dealers at prices that represent concessions not to exceed 0.250% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, concessions not to exceed 0.125% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may be varied from time to time by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     Because more than 10% of the proceeds of the offering will be paid to affiliates of the NASD members who are participating in the offering, the offering is being made pursuant to the provisions of NASD Conduct Rule 2710(c)(8). Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") will act as qualified independent underwriter ("QIU") and assumes the responsibilities of acting as QIU in pricing the offering and conducting due diligence.

     The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing the Notes on any securities exchange or for quotation through any inter-dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in any of the Notes and any such market making may be discontinued at any time without notice at the discretion of the Underwriters. No assurances can be given as to the liquidity of, or the trading market for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Each of DLJ, Chase Securities Inc., NationsBanc Montgomery Securities LLC and Barclays Capital Inc and certain of their respective affiliates have provided, and may continue to provide, investment banking services to the Company.

                                 LEGAL OPINIONS

     Opinions as to the legality of the Shares will be rendered for CMS Energy by Michael D. Van Hemert, Assistant General Counsel for CMS Energy. Certain legal matters with respect to the Notes will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP. As of June 30, 1998, an attorney currently employed by Skadden, Arps, Slate, Meagher & Flom LLP, and formerly employed by CMS Energy, owned approximately 50,326 shares of CMS Energy Common Stock, 2,000 shares of Class G Common Stock, options to acquire approximately 142,000 shares of CMS Energy Common Stock, 10 shares of Consumers $4.50 Series Preferred Stock, $100 par value, and $50,000 aggregate principal amount of certain debt securities issued by CMS Energy. As of June 30, 1998, Mr. VanHemert beneficially owned approximately 2,785 shares of CMS Energy Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedule of CMS Energy as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 incorporated by reference in this prospectus supplement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, 1998 and 1997, June 30, 1998 and 1997, and September 30, 1998 and 1997, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports thereon state that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their reports on the unaudited interim consolidated financial information because those reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus supplement in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                           OF CMS ENERGY CORPORATION

     The following Unaudited Pro Forma Combined Financial Statements (the "PRO FORMA FINANCIAL STATEMENTS") of CMS Energy Corporation and its subsidiaries ("CMS ENERGY") illustrate the effects of (i) various restructuring, realignment, and elimination of activities between Panhandle Eastern Pipe Line Company and its subsidiaries ("PANHANDLE") and Duke Energy Corporation and its subsidiaries (collectively "DUKE ENERGY") prior to the closing of the pending acquisition of the stock of Panhandle and its principal subsidiaries, Trunkline Gas Company and Pan Gas Storage Company, and the stock of Panhandle Storage Company and Trunkline LNG Company (collectively the "PANHANDLE COMPANIES") by CMS Energy (the "ACQUISITION"); (ii) the adjustments resulting from the Acquisition; and
(iii) the Panhandle and CMS Energy financing transactions which will be completed to facilitate the Acquisition, including the assumed public issuance of $800 million of senior notes by Panhandle, $500 million of senior debt by CMS Energy, and approximately 13 million shares of common stock by CMS Energy aggregating approximately $600 million (collectively, the "FINANCING TRANSACTIONS"). The net proceeds from the Financing Transactions will be used to retire bridge facilities of Panhandle and CMS Energy which initially will finance the Acquisition, in whole or in part. The Unaudited Pro Forma Combined Balance Sheet has been prepared as if such transactions occurred on September 30, 1998; the Unaudited Pro Forma Combined Statements of Income have been prepared as if such transactions occurred as of January 1, 1997.

     The Pro Forma Financial Statements reflect CMS Energy acquiring all of the common stock of the Panhandle Companies. The Pro Forma Financial Statements also reflect, prior to the Acquisition, the transfer of Panhandle's interest in Northern Border Pipeline Company and certain non-operating assets to other subsidiaries of Duke Energy, and the elimination of certain intercompany accounts, including advances, between Panhandle and Duke Energy. The purchase price for the common stock of the Panhandle Companies is $1.9 billion in cash. The Panhandle Companies will have approximately $300 million of debt outstanding at the time of closing which will become a part of CMS Energy's consolidated indebtedness. CMS Energy's acquisition of the Panhandle Companies will be accounted for under the purchase method.

     A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the Pro Forma Financial Statements are preliminary and have been made solely for purposes of developing the pro forma combined financial information. However, CMS Energy management believes that the pro forma adjustments and the underlying assumptions reasonably present the significant effects of the Acquisition and the Financing Transactions. In addition, CMS Energy will undertake a study to determine the fair value of assets and liabilities of the Panhandle Companies and will revise the purchase accounting adjustments upon completion of that study. Upon consummation of the Acquisition, the actual financial position and results of operations of the combined entity will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information, changes in value and changes in operating results between the dates of the Pro Forma Financial Statements and the date on which the Acquisition takes place. The Pro Forma Financial Statements are not necessarily indicative of actual operating results or financial position had the Acquisition and the Financing Transactions occurred as of the dates indicated above, nor do they purport to indicate operating results or financial position which may be attained in the future.

     The significant adjustments to the pro forma results of operations reflect
(i) higher depreciation and amortization expense to give effect to the allocation of excess purchase price and the fair value of net assets acquired to property, plant and equipment, (ii) elimination of pension and rental income and
(iii) lower interest expense from the cancellation of certain indebtedness between Panhandle and Duke Energy and additional interest expense reflecting the new debt issuances of both Panhandle and CMS Energy.

     The significant adjustments to the pro forma financial position reflect (i) elimination of the advances to Duke Energy and the notes payable to Duke Energy,
(ii) increases to property, plant and equipment and accrued liabilities for the purchase price allocation, (iii) the recognition of goodwill in the fair value calculation, (iv) decreases in taxes and other liabilities assumed by Duke Energy, and (v) increases in long-term debt and common stockholders' equity in connection with the Acquisition and the Financing Transactions.

     The Panhandle Companies' financial statements utilized in the preparation of the Pro Forma Financial Statements are based upon financial statements and information obtained from Duke Energy and Panhandle.

     The Pro Forma Financial Statements should be read in conjunction with the historical financial statements and notes thereto of CMS Energy and Panhandle, respectively, and the notes to the Pro Forma Financial Statements included elsewhere herein. The pro forma adjustments do not reflect any potential operating efficiencies or cost savings which CMS Energy management believes are achievable with respect to the combined companies.

                             CMS ENERGY CORPORATION

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                             PANHANDLE COMPANIES
                                                               PRE-ACQUISITION                    PRO FORMA ACQUISITION
                                                ---------------------------------------------   --------------------------
                                                 PANHANDLE     RESTRUCTURING   ELIMINATION OF
                                   CMS ENERGY   CONSOLIDATED        AND         DUKE ENERGY     ACQUISITION    FINANCING
                                   HISTORICAL    HISTORICAL     REALIGNMENT      ACTIVITIES     ADJUSTMENTS   TRANSACTIONS
                                   ----------   ------------   -------------   --------------   -----------   ------------
Operating revenues................   $3,792         $365            $(8)(a)         $ (9)(b)        $(3)(h)
Operating expenses
  Operations and maintenance......    2,683          154             (3)(a)           10(c)
  Depreciation and amortization...      347           41             (2)(a)           (3)(d)          6(i)
  Property and other taxes........      155           20              1(a)            (1)(e)
                                     ------         ----            ---             ----            ---           ----
                                      3,185          215             (4)               6              6             --
                                     ------         ----            ---             ----            ---           ----
Pretax operating income...........      607          150             (4)             (15)            (9)            --
Other income (deductions).........      (42)          10
Fixed charges.....................      288           58              1(a)           (43)(f)                        71(k)
                                     ------         ----            ---             ----            ---           ----
Income before income taxes........      277          102             (5)              28             (9)           (71)
Income taxes......................       86           38             (1)(a)           10(g)          (3)(j)        (25)(l)
                                     ------         ----            ---             ----            ---           ----
Net income before cumulative
  effect of change in accounting
  principle.......................      191           64             (4)              18             (6)           (46)
Cumulative effect of change in
  accounting for property taxes,
  net of $23 tax..................       43
                                     ------         ----            ---             ----            ---           ----
Net income........................   $  234         $ 64            $(4)            $ 18            $(6)          $(46)
                                     ======         ====            ===             ====            ===           ====
Basic earnings per average common
  share
  CMS Energy......................   $ 2.23
                                     ======
  Class G.........................   $ 1.04
                                     ======
Diluted earnings per average
  common share
  CMS Energy......................   $ 2.19
                                     ======
  Class G.........................   $ 1.04
                                     ======
Average common shares outstanding
  CMS Energy......................      101                                                                         13
                                     ======                                                                       ====
  Class G.........................        8                                                                         --
                                     ======                                                                       ====


                                      PRO FORMA ACQUISITION
                                    -------------------------

                                    INTERCOMPANY   CMS ENERGY
                                    ELIMINATIONS   PRO FORMA
                                    ------------   ----------
Operating revenues................      $(35)(m)     $4,102
Operating expenses
  Operations and maintenance......       (35)(m)      2,809
  Depreciation and amortization...                      389
  Property and other taxes........                      175
                                        ----         ------
                                         (35)         3,373
                                        ----         ------
Pretax operating income...........        --            729
Other income (deductions).........                      (32)
Fixed charges.....................                      375
                                        ----         ------
Income before income taxes........        --            322
Income taxes......................                      105
                                        ----         ------
Net income before cumulative
  effect of change in accounting
  principle.......................        --            217
Cumulative effect of change in
  accounting for property taxes,
  net of $23 tax..................                       43
                                        ----         ------
Net income........................      $ --         $  260
                                        ====         ======
Basic earnings per average common
  share
  CMS Energy......................                   $ 2.21
                                                     ======
  Class G.........................                   $ 1.04
                                                     ======
Diluted earnings per average
  common share
  CMS Energy......................                   $ 2.18
                                                     ======
  Class G.........................                   $ 1.04
                                                     ======
Average common shares outstanding
  CMS Energy......................                      114
                                                     ======
  Class G.........................                        8
                                                     ======

See accompanying Notes to Unaudited Pro Forma Combined Income Statements.

                             CMS ENERGY CORPORATION

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                       PANHANDLE COMPANIES
                                                         PRE-ACQUISITION                    PRO FORMA ACQUISITION
                                          ---------------------------------------------   --------------------------
                                           PANHANDLE     RESTRUCTURING   ELIMINATION OF
                             CMS ENERGY   CONSOLIDATED        AND         DUKE ENERGY     ACQUISITION    FINANCING
                             HISTORICAL    HISTORICAL     REALIGNMENT      ACTIVITIES     ADJUSTMENTS   TRANSACTIONS
                             ----------   ------------   -------------   --------------   -----------   ------------
Operating revenues.........    $4,781         $534            $(6)(a)         $(13)(b)       $ (7)(h)
Operating expenses
  Operations and
    maintenance............     3,387          254             (6)(a)          (13)(c)
  Depreciation and
    amortization...........       467           59             (2)(a)           (4)(d)          3(i)
  Property and other
    taxes..................       211           26              1(a)            (1)(e)
                               ------         ----            ---             ----           ----           ----
                                4,065          339             (7)             (18)             3             --
                               ------         ----            ---             ----           ----           ----
Pretax operating income....       716          195              1                5            (10)            --
Other income
  (deductions).............       (12)           6
Fixed charges..............       352           73              2(a)           (50)(f)                        94(k)
                               ------         ----            ---             ----           ----           ----
Income before income
  taxes....................       352          128             (1)              55            (10)           (94)
Income taxes...............       108           48                              19(g)          (4)(j)        (33)(l)
                               ------         ----            ---             ----           ----           ----
Net income.................    $  244         $ 80            $(1)            $ 36           $ (6)          $(61)
                               ======         ====            ===             ====           ====           ====
Basic earnings per average
  common share
  CMS Energy...............    $ 2.39
                               ======
  Class G..................    $ 1.84
                               ======
Diluted earnings per
  average common share
  CMS Energy...............    $ 2.37
                               ======
  Class G..................    $ 1.84
                               ======
Average common shares
  outstanding
  CMS Energy...............        96                                                                         13
                               ======                                                                       ====
  Class G..................         8                                                                         --
                               ======                                                                       ====


                               PRO FORMA ACQUISITION
                             -------------------------

                             INTERCOMPANY   CMS ENERGY
                             ELIMINATIONS   PRO FORMA
                             ------------   ----------
Operating revenues.........      $(53)(m)     $5,236
Operating expenses
  Operations and
    maintenance............       (53)(m)      3,569
  Depreciation and
    amortization...........                      523
  Property and other
    taxes..................                      237
                                 ----         ------
                                  (53)         4,329
                                 ----         ------
Pretax operating income....        --            907
Other income
  (deductions).............                       (6)
Fixed charges..............                      471
                                 ----         ------
Income before income
  taxes....................        --            430
Income taxes...............                      138
                                 ----         ------
Net income.................      $ --         $  292(n)
                                 ====         ======
Basic earnings per average
  common share
  CMS Energy...............                   $ 2.55
                                              ======
  Class G..................                   $ 1.84
                                              ======
Diluted earnings per
  average common share
  CMS Energy...............                   $ 2.54
                                              ======
  Class G..................                   $ 1.84
                                              ======
Average common shares
  outstanding
  CMS Energy...............                      109
                                              ======
  Class G..................                        8
                                              ======

See accompanying Notes to Unaudited Pro Forma Combined Income Statements.

                             CMS ENERGY CORPORATION

            NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENTS

RESTRUCTURING AND REALIGNMENT:

(a) To reflect the results of operations of Panhandle Storage Company and Trunkline LNG Company, both being acquired by CMS Energy, and the transfer of Panhandle's interest in Northern Border Pipeline Company and certain non-operating assets to other subsidiaries of Duke Energy under the provisions of the Stock Purchase Agreement dated as of October 31, 1998 between CMS Energy and Duke Energy subsidiaries (the "STOCK PURCHASE AGREEMENT").

ELIMINATION OF DUKE ENERGY ACTIVITIES:

(b) To reflect the elimination of rental income earned by Panhandle on an office building, which will be transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

(c) To reflect the elimination of pension income recognized by Panhandle on the overfunded pension plans of Duke Energy. Under the provisions of the Stock Purchase Agreement, Duke Energy will transfer to CMS Energy an amount of pension assets equivalent to the Panhandle Companies' liabilities assumed by CMS Energy. Also reflects the elimination of certain previously recorded litigation expenses. The liability for such litigation will be transferred from the Panhandle Companies to Duke Energy under the provisions of the Stock Purchase Agreement.

(d) To reflect the elimination of depreciation expense associated with an office building and certain other assets, which will be transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

(e) To reflect the elimination of ad valorem taxes associated with an office building, which will be transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

(f) To reflect a reduction in interest expense relating to the settlement of certain short-term notes payable to Duke Energy under the provisions of the Stock Purchase Agreement.

(g) To reflect the income tax expense effects of pro forma adjustments (b) through (f) at an estimated rate of 35%.

ACQUISITION ADJUSTMENTS:

(h) To reflect the elimination of non-cash amortization of deferred credits associated with a Trunkline LNG Company rate settlement.

(i) To reflect depreciation expense related to the increase in fair value of property, plant and equipment prospectively depreciated over a 40-year period which approximates the Federal Energy Regulatory Commission ("FERC")-approved depreciation rate for the regulated property, plant and equipment of the Panhandle Companies. Also, reflects amortization expense over a 40-year period of the estimated goodwill recognized in the Acquisition.

(j)  To reflect the income tax expense effects of pro forma adjustments (h) and
     (i) at an estimated rate of 35%.

FINANCING TRANSACTIONS:

(k) To reflect the increase of interest expense relating to the assumed public issuance of $800 million of Panhandle senior notes with a weighted average coupon of 6.75% and $500 million of CMS Energy senior debt with a coupon of 7.5%. An increase of 1/8% in interest rates would have the impact of increasing total pro forma interest expense by approximately $1.2 million and $1.6 million for the nine months ended September 30, 1998 and the year ended December 31, 1997, respectively. This adjustment does not include non-recurring CMS Energy and Panhandle bridge financing fees of $11 million ($7 million after-tax).

(l) To reflect the income tax expense effects of pro forma adjustment (k) at an estimated rate of 35%.

INTERCOMPANY ELIMINATIONS:

(m) To reflect the elimination of intercompany transactions between CMS Energy and the Panhandle Companies.

OTHER DISCLOSURE INFORMATION:

(n) Net income for the year ended December 31, 1997, includes the recognition of the FERC's approval of Panhandle's rate settlement agreement which provided final resolution of refund matters and established prospective rates. As a result of the settlement agreement and certain other proceedings, Panhandle recognized pretax operating income of $33 million ($21 million after-tax). Without this recognition, CMS Energy's 1997 pro forma net income, basic earnings per share and diluted earnings per share would have been $261 million, $2.36 and $2.35, respectively.

                             CMS ENERGY CORPORATION

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998
                                 (IN MILLIONS)

                                                      PANHANDLE COMPANIES
                                                        PRE-ACQUISITION                    PRO FORMA ACQUISITION
                                         ---------------------------------------------   --------------------------
                                          PANHANDLE     RESTRUCTURING   ELIMINATION OF
                            CMS ENERGY   CONSOLIDATED        AND         DUKE ENERGY     ACQUISITION    FINANCING
                            HISTORICAL    HISTORICAL     REALIGNMENT      ACTIVITIES     ADJUSTMENTS   TRANSACTIONS
                            ----------   ------------   -------------   --------------   -----------   ------------
          ASSETS
Net property, plant and
  equipment................   $5,270        $  976          $107(a)         $ (73)(b)      $  576(h)
                                                                                              (38)(i)
INVESTMENTS:
  Advances and notes
    receivable--parent.....       --           715           (30)(a)         (685)(c)
  Investments in affiliates
    and other..............    1,952            54           (45)(a)
                              ------        ------          ----            -----          ------        -------
                               1,952           769           (75)            (685)             --             --
                              ------        ------          ----            -----          ------        -------
CURRENT ASSETS:
  Cash and temporary cash
    investments............      101
  Accounts receivable and
    accrued revenue........      457            86            (3)(a)
  Other current assets.....      580            80             1(a)            (6)(d)
                              ------        ------          ----            -----          ------        -------
                               1,138           166            (2)              (6)             --             --
                              ------        ------          ----            -----          ------        -------
Other non-current assets...    1,570            29                             (3)(d)         700(j)
                              ------        ------          ----            -----          ------        -------
        Total assets.......   $9,930        $1,940          $ 30            $(767)         $1,238        $    --
                              ======        ======          ====            =====          ======        =======
STOCKHOLDERS' INVESTMENT AND
LIABILITIES
CAPITALIZATION:
  Common stockholders'
    equity.................   $1,922        $  563          $  5(a)         $ 156(g)       $1,176(k)     $   600(l)
                                                                                                          (1,900)(m)
  Preferred stock of
    subsidiary.............      238
  Trust preferred
    securities.............      393
  Long-term debt...........    4,248           299            (3)(a)            3(c)                       1,300(n)
  Non-current portion of
    capital leases.........       77
                              ------        ------          ----            -----          ------        -------
                               6,878           862             2              159           1,176             --
                              ------        ------          ----            -----          ------        -------
CURRENT LIABILITIES:
  Current portion of
    long-term debt and
    capital leases.........      171
  Notes payable............      302           675                           (675)(e)
  Accounts payable.........      399            49           (44)(a)
  Other current
    liabilities............      456           175            (3)(a)          (66)(f)
                                                                               (9)(d)
                              ------        ------          ----            -----          ------        -------
                               1,328           899           (47)            (750)             --             --
                              ------        ------          ----            -----          ------        -------
NON-CURRENT LIABILITIES:
  Deferred income taxes....      654            73            38(a)          (111)(f)
  Postretirement
    benefits...............      499
  Other non-current
    liabilities............      571           106            37(a)           (65)(b)         100(j)
                                                                                              (38)(i)
                              ------        ------          ----            -----          ------        -------
                               1,724           179            75             (176)             62             --
                              ------        ------          ----            -----          ------        -------
        Total stockholders'
          investment and
          liabilities......   $9,930        $1,940          $ 30            $(767)         $1,238        $    --
                              ======        ======          ====            =====          ======        =======


                               PRO FORMA ACQUISITION
                             -------------------------

                             INTERCOMPANY   CMS ENERGY
                             ELIMINATIONS   PRO FORMA
                             ------------   ----------
          ASSETS
Net property, plant and
  equipment................                  $ 6,818
INVESTMENTS:
  Advances and notes
    receivable--parent.....                       --
  Investments in affiliates
    and other..............                    1,961
                                 ---         -------
                                  --           1,961
                                 ---         -------
CURRENT ASSETS:
  Cash and temporary cash
    investments............                      101
  Accounts receivable and
    accrued revenue........       (4)(o)         536
  Other current assets.....                      655
                                 ---         -------
                                  (4)          1,292
                                 ---         -------
Other non-current assets...                    2,296
                                 ---         -------
        Total assets.......      $(4)        $12,367
                                 ===         =======
STOCKHOLDERS' INVESTMENT AN
LIABILITIES
CAPITALIZATION:
  Common stockholders'
    equity.................                  $ 2,522
  Preferred stock of
    subsidiary.............                      238
  Trust preferred
    securities.............                      393
  Long-term debt...........                    5,847
  Non-current portion of
    capital leases.........                       77
                                 ---         -------
                                  --           9,077
                                 ---         -------
CURRENT LIABILITIES:
  Current portion of
    long-term debt and
    capital leases.........                      171
  Notes payable............                      302
  Accounts payable.........       (4)(o)         400
  Other current
    liabilities............                      553
                                 ---         -------
                                  (4)          1,426
                                 ---         -------
NON-CURRENT LIABILITIES:
  Deferred income taxes....                      654
  Postretirement
    benefits...............                      499
  Other non-current
    liabilities............                      711
                                 ---         -------
                                  --           1,864
                                 ---         -------
        Total stockholders'
          investment and
          liabilities......      $(4)        $12,367
                                 ===         =======

See accompanying Notes to Unaudited Pro Forma Combined Balance Sheet.

                             CMS ENERGY CORPORATION

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

RESTRUCTURING AND REALIGNMENT:

(a) To reflect the financial position of Panhandle Storage Company and Trunkline LNG Company, both being acquired by CMS Energy, and the transfer of Panhandle's interest in Northern Border Pipeline Company and certain non-operating assets to other subsidiaries of Duke Energy under the provisions of the Stock Purchase Agreement.

ELIMINATION OF DUKE ENERGY ACTIVITIES:

(b) To reflect the transfer to Duke Energy of certain assets, primarily an office building, under the provisions of the Stock Purchase Agreement.

(c) To reflect the settlement of the advances and notes receivable from Duke Energy under the provisions of the Stock Purchase Agreement.

(d) To reflect the transfer from the Panhandle Companies to Duke Energy of certain environmental and litigation liabilities and the related assets under the provisions of the Stock Purchase Agreement.

(e) To reflect the settlement of certain short-term notes payable to Duke Energy under the provisions of the Stock Purchase Agreement.

(f) To reflect the transfer from the Panhandle Companies to Duke Energy of all tax liabilities under the provisions of the Stock Purchase Agreement.

(g) To reflect the settlement and transfer of certain assets and liabilities described in pro forma adjustments (b) through (f).

ACQUISITION ADJUSTMENTS:

(h) To reflect the increase in property, plant and equipment of $576 million to adjust the historical value of these assets to their estimated fair values. The allocation reflects CMS Energy's internal evaluation of the excess purchase price and is subject to the completion of a study to determine the fair value of the property. Should the study not support such allocation to property, plant and equipment, the excess of total purchase price over the fair value of the net assets acquired will be reflected as an adjustment to the preliminary estimate of goodwill.

(i) To reflect the elimination of deferred credits associated with a Trunkline LNG Company rate settlement.

(j) To reflect the preliminary estimated acquisition adjustments under the purchase method of accounting to record assets acquired and liabilities assumed at estimated fair value for (i) the preliminary estimate of goodwill, (ii) the increase of certain other assets, deferred charges and regulatory assets, (iii) the assumption of benefit plan obligations by the Panhandle Companies previously assumed by Duke Energy, and (iv) the accrual of certain obligations of the Panhandle Companies which are expected to be paid after completion of the transaction. The following adjustments reflect CMS Energy management's intended business strategies which may differ from the business strategies employed by Duke Energy management prior to the Acquisition (dollars in millions):

Other assets including goodwill.............................   $700
Other non-current liabilities...............................   $100

(k) To reflect an increase in common stockholders' equity as a result of the Acquisition adjustments (h) through (j).

FINANCING TRANSACTIONS:

(l) To reflect the assumed public issuance of approximately 13 million shares of common stock of CMS Energy aggregating $600 million. The anticipated net proceeds will be used to retire a portion of the indebtedness incurred to acquire the Panhandle Companies.

(m) To reflect the payment of $1.9 billion in cash to Duke Energy for the acquisition of the Panhandle Companies.

(n) To reflect the assumed public issuance of $800 million of Panhandle senior notes and $500 million of CMS Energy senior debt. The anticipated net proceeds will be used to retire a portion of the indebtedness incurred to acquire the Panhandle Companies.

INTERCOMPANY ELIMINATIONS:

(o) To reflect the elimination of intercompany transactions between CMS Energy and the Panhandle Companies.

                             CMS ENERGY CORPORATION

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES

                            ------------------------

                                  400,000,000

     We may offer up to $400,000,000 aggregate principal amount of our unsecured senior debt securities and our unsecured subordinated debt securities consisting of debentures, notes and other unsecured evidence of indebtedness, or any combination of these securities. For each type of securities, the amount, price and terms will be determined at or prior to the time of sale.

     We will provide the specific terms of these securities in an accompanying prospectus supplement or supplements. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     We intend to sell these securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and any securities to be purchased by or through these parties, the compensation of these parties and other special terms in connection with the offering and sale of these securities will be detailed in the related prospectus supplement.

     This prospectus may not be used to consummate sales of these securities unless accompanied by a prospectus supplement.

                            ------------------------

                The date of this prospectus is January 19, 1999

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                             AVAILABLE INFORMATION

     CMS Energy Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "COMMISSION"). Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy's securities and any material interest of such persons in transactions with CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 5000 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding CMS Energy. The outstanding shares of CMS Energy Common Stock and Class G Common Stock are listed on the NYSE and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by CMS Energy (File No. 1-9513) with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this prospectus and shall be deemed to be a part hereof:

     (1) CMS Energy's Registration Statement on Form 8-B/A dated November 21, 1996;

     (2) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1997;

     (3) CMS Energy's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998; and

     (4) CMS Energy's Current Reports on Form 8-K dated June 23, July 30, October 2, and November 3, 1998.

     All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering made by this prospectus (the "OFFERING") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "INCORPORATED DOCUMENTS"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     CMS Energy undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, Attention: Office of the Secretary, telephone:
(313) 436-9200.

     Certain information contained in this prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

                             CMS ENERGY CORPORATION

     CMS Energy Corporation, a Michigan corporation ("CMS ENERGY"), incorporated in 1987, is the parent holding company of Consumers Energy Company ("CONSUMERS") and CMS Enterprises Company ("ENTERPRISES"). Consumers, a combination electric and gas utility company serving in all 68 counties of Michigan's Lower Peninsula, is the largest subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest segment of which is the automotive industry. Enterprises is engaged in several domestic and international energy-related businesses including: (i) oil and gas exploration and production;
(ii) acquisition, development and operation of independent power production facilities; (iii) energy marketing, services and trading; (iv) storage, transmission and processing of natural gas; and (v) international energy distribution.

     CMS Energy conducts its principal operations through the following six business segments: (i) electric utility operations; (ii) gas utility operations;
(iii) oil and gas exploration and production operations; (iv) independent power production; (v) energy marketing, services and trading; and (vi) storage, transmission and processing of natural gas. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas operations. Consumers' electric and gas businesses are principally regulated utility operations. CMS Energy and its subsidiaries routinely evaluate, invest in, acquire and divest energy-related assets and/or companies both domestically and internationally. Consideration for such transactions may involve the delivery of cash or securities.

     CMS Energy's 1997 consolidated operating revenue was $4.8 billion. This consolidated operating revenue was derived from its electric utility operations (approximately 53%), its gas utility operations (approximately 25%), marketing, services and trading (approximately 14%), independent power production and other non-utility activities (approximately 4%), gas transmission, storage and processing activities (approximately 2%), and oil and gas exploration and production activities (approximately 2%). Consumers' consolidated operations in the electric and gas utility businesses account for the majority of CMS Energy's total assets, revenue and income. The unconsolidated share of non-utility independent power production, gas transmission and storage, marketing services and trading, and international energy distribution revenue for 1997 was $913 million.

     Consumers is a public utility serving gas or electricity to almost six million of Michigan's nine and a half million residents in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products industries and a diversified group of other industries. Consumers' 1997 consolidated operating revenue of $3.8 billion was derived approximately 67% from its electric utility business, approximately 32% from its gas utility business and approximately 1% from its non-utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission (the "MPSC") and the Federal Energy Regulatory Commission. Consumers' nuclear operations are subject to the jurisdiction of the Nuclear Regulatory Commission.

     CMS Energy and its subsidiaries routinely evaluate, invest in, acquire and divest energy-related assets and/or businesses both domestically and internationally. Consideration for such transactions may involve the delivery of cash or securities.

     The foregoing information concerning CMS Energy and it subsidiaries does not purport to be comprehensive. For additional information concerning CMS Energy and its subsidiaries' business and affairs, including their capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which those companies are subject, prospective purchasers should refer to the Incorporated Documents. See "Incorporation of Certain Documents by Reference" and "Available Information" above.

     The address of the principal executive offices of CMS Energy is Fairlane Plaza South, 330 Town Center Drive, Suite 1100, Dearborn, Michigan 48126. Its telephone number is (313) 436-9200.

                                USE OF PROCEEDS

     As will be more specifically set forth in the applicable prospectus supplement, CMS Energy will use the net proceeds received from the sale of the unsecured senior or subordinated debt securities offered for its general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of debt.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges for each of the years ended December 31, 1993 through 1997, and for the nine months ended September 30, 1998, are as follows:

                                             YEAR ENDED DECEMBER 31              NINE MONTHS
                                      ------------------------------------          ENDED
                                      1993    1994    1995    1996    1997    SEPTEMBER 30, 1998
                                      ----    ----    ----    ----    ----    ------------------
                                                                                 (UNAUDITED)
Ratio of earnings to fixed
  charges.........................    1.75    2.07    1.90    1.96    1.78           1.68

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                         DESCRIPTION OF DEBT SECURITIES

     The unsecured senior debt securities ("SENIOR DEBT SECURITIES") will be issued under an Indenture dated as of September 15, 1992, as amended and supplemented (the "SENIOR DEBT INDENTURE"), between CMS Energy and NBD Bank, as Trustee (the "SENIOR DEBT TRUSTEE"), and the unsecured subordinated debt securities ("SUBORDINATED DEBT SECURITIES") will be issued under an Indenture dated as of June 1, 1997, as amended and supplemented (the "SUBORDINATED DEBT INDENTURE"), between CMS Energy and The Bank of New Yorks Trustee (the "SUBORDINATED DEBT TRUSTEE"). The descriptions of the provisions of the Senior Debt Securities and the Subordinated Debt Securities (together the "DEBT SECURITIES" or "OFFERED SECURITIES"), the Senior Debt Indenture and the Subordinated Debt Indenture contained herein are brief summaries of such provisions and do not purport to be complete. The forms of the Senior Debt Indenture and the Subordinated Debt Indenture are filed as exhibits to the Registration Statement of which this prospectus is a part, and reference is made thereto for the respective definitive provisions of such Indentures. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein shall have the meanings respectively set forth in the respective Indentures. Section references below are references to sections of the respective Senior Debt Indenture and Subordinated Debt Indenture.

     Specific terms of the particular unsecured senior or subordinated debt securities in respect of which this prospectus is being delivered, will be set forth in an accompanying prospectus supplement or supplements, together with the terms of the offering of the unsecured senior or subordinated debt securities, the initial price thereof and the net proceeds from the sale thereof. Each prospectus supplement will set forth with regard to the particular unsecured senior or subordinated debt securities, without limitation, the designation, aggregate principal amount, denomination, maturity, any exchange, conversion, redemption or sinking fund provisions, provisions for redemption at the option of the holder, interest rate (which may be fixed or variable), the time and method of calculating interest payments, the right of CMS Energy, if any, to defer payment of interest on the unsecured senior or subordinated debt securities and the maximum length of such deferral period, any listing on a securities exchange and other specific terms of the offering.

GENERAL

     CMS Energy will offer under this prospectus unsecured Debt Securities, any of which may be issued as: (a) Senior Debt Securities or (b) Subordinated Debt Securities. The terms of any Debt Securities may or may not restrict the issuance by CMS Energy or its subsidiaries of additional indebtedness which is secured, unsecured, senior, pari passu or subordinated to such Debt Securities.

     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. The Debt Securities will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Debt Securities, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments.

     A substantial portion of the consolidated liabilities of CMS Energy have been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy).

     As of September 30, 1998, CMS Energy had outstanding approximately $2,321 million aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to any Senior Debt Securities which may be issued. All of such indebtedness would be senior to any Subordinated Debt Securities which may be issued. The Indenture, as supplemented, pursuant to which the Senior Debt Securities will be issued, contains certain limitations on the issuance of additional debt by CMS Energy, but indebtedness issued within such limitations could be secured and therefore senior to unsecured Senior Debt Securities. The Indenture pursuant to which the Subordinated Debt Securities will be issued contains no limitation on the issuance of indebtedness ranking senior to the Subordinated Debt Securities.

     The applicable prospectus supplement will set forth the following terms relating to the Offered Securities:

      (1) The specific designation of the Offered Securities and whether such Offered Securities are Senior Debt Securities or Subordinated Debt Securities;

      (2) Any limit on the aggregate principal amount of the Offered Securities;

      (3) The date or dates, if any (and whether fixed or extendible), on which the Offered Securities will mature;

      (4) The rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will be payable and the regular record dates for any interest payable on the Offered Securities;

      (5) The place or places where the principal of and any interest on the Offered Securities shall be payable and where such Offered Securities may be surrendered for registration of transfer or exchange;

      (6) Any provisions relating to the issuance of the Offered Securities at an original issue discount;

      (7) The option, if any, of CMS Energy to redeem the Offered Securities and the periods within which or the dates on which, the prices at which and the terms and conditions upon which, such Offered Securities may be redeemed, in whole or in part, upon the exercise of such option;

      (8) The obligation, if any, of CMS Energy to redeem such Offered Securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder and the periods within which or the dates on which, the prices at which the terms and the terms and conditions upon which such Offered Securities will be redeemed, in whole or in part, pursuant to such obligation;

      (9) The denominations in which such Offered Securities will be issued and whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to the exchanges between registered and bearer form;

     (10) Whether the Offered Securities will be issuable in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global securities;

     (11) Whether and under what circumstances CMS Energy will pay additional amounts with respect to the Offered Securities to a non-United States person (as defined in such prospectus supplement) on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether CMS Energy will have the option to redeem such Offered Securities rather than pay such additional amounts; and

     (12) Any other terms of the Offered Securities not inconsistent with the related Indenture, including covenants and events of default relating solely to the Offered Securities.

     Debt Securities may be issued at a substantial discount from the stated principal amount thereof ("ORIGINAL ISSUE DISCOUNT SECURITIES"). United States federal income tax consequences and other special considerations applicable thereto or to other Offered Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the prospectus supplement relating thereto.

CONCERNING THE TRUSTEES

     Each of NBD Bank, the Trustee under the Senior Debt Indenture, and The Bank of New York, the Trustee under the Subordinated Debt Indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities.

SENIOR DEBT SECURITIES

     General. The Senior Debt Securities will be issuable under the Senior Debt Indenture. The Senior Debt Indenture does not limit the aggregate principal amount of Senior Debt Securities which may be issued thereunder. Senior Debt Securities may be issued under the Senior Debt Indenture from time to time in one or more series. The Senior Debt Securities shall mature on a date not less than nine month, or more than 40 years after the date of issuance. Capitalized terms used in this section "Senior Debt Securities" and not otherwise specifically defined in this prospectus shall have the meanings respectively set forth in the Senior Debt Indenture.

     Exchange and Transfer. Senior Debt Securities may be presented for exchange and registered Senior Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable prospectus supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Senior Debt

Indenture. Senior Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

     Payment. Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and the premium and interest, if any, on all Senior Debt Securities in registered form will be made at the office or agency of the Senior Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, payment of any interest due on Senior Debt Securities in registered form will be made to the Persons in whose name such Senior Debt Securities are registered at the close of business on the Record Date for such interest payments.

     Events of Default. The occurrence of any of the following events with respect to the Senior Debt Securities of any series will constitute an "Event of Default" with respect to the Senior Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Senior Debt Securities of such series; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Senior Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Senior Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Senior Debt Securities of such series after written notice thereof as provided in the Senior Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy or Consumers; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness of CMS Energy or Consumers in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Senior Debt Indenture. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Senior Debt Securities and will be described in the prospectus supplement relating to such Senior Debt Securities.

     If an Event of Default on any series of Senior Debt Securities shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of such series then Outstanding may declare the principal of all Senior Debt Securities of such series and the premium thereon and interest, if any, accrued thereon to be due and payable immediately.

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Senior Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Senior Debt Indenture by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding.

     Reference is made to the prospectus supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Senior Debt Indenture provides that the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Senior Debt Securities, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series.

     The Senior Debt Indenture provides that no Holder of Senior Debt Securities may institute any action against CMS Energy under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class).

     The Senior Debt Indenture requires CMS Energy to furnish to the Senior Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Senior Debt Indenture. The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the Senior Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium of interest on the Senior Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Senior Debt Securities of such series.

     Consolidation, Merger or Sale of Assets. The Senior Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Senior Debt Securities and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia.

     Modification of the Senior Debt Indenture. The Senior Debt Indenture permits CMS Energy and the Senior Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Senior Debt Securities to:

     (A) Secure the Senior Debt Securities of one or more series;

     (B) Evidence the assumption by a successor corporation of the obligations of CMS Energy under the Senior Debt Indenture and the Senior Debt Securities then Outstanding;

     (C) Add covenants for the protection of the Holders of the Senior Debt Securities;

     (D) Cure any ambiguity or correct any defect or inconsistency in the Senior Debt Indenture or to make such other provisions as CMS Energy deems necessary or desirable with respect to matters or questions arising under the Senior Debt Indenture, provided that no such action adversely affects the interests of any Holders of Senior Debt Securities;

     (E) Establish the form and terms of any series of securities under the Senior Debt Indenture; and

     (F) Evidence the acceptance of appointment by a successor Senior Debt Trustee.

     The Senior Debt Indenture also permits CMS Energy and the Senior Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of all series then Outstanding and affected (voting as one class), to enter into supplemental indentures to add any provisions to, or change in any matter or eliminate any of the provisions of, the Senior Debt Indenture or modify in any manner the rights of the Holders of the Senior Debt Securities of each such affected series; provided, however, that CMS Energy and the Senior Debt Trustee may not, without the consent of the Holder of each Senior Debt Security then outstanding and affected thereby, enter into any supplemental indenture to:

     (A) Change the time of payment of the principal (or any installment of principal) of any Senior Debt Security, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Senior Debt Security when due; or

     (B) Reduce the percentage in principal amount of the Senior Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Senior Debt Indenture.

     Prior to the acceleration of the maturity of any Senior Debt Security, the Holders (voting as one class) of a majority in aggregate principal amount of the Senior Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing may on behalf of the Holders of all such affected Senior Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Senior Debt Indenture or of any Senior Debt Security which cannot be modified or amended without the consent of the Holder of each Senior Debt Security affected.

     Defeasance, Covenant Defeasance and Discharge. The Senior Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Senior Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to maintain the trust described below); or (b) CMS Energy need not comply with certain restrictive covenants of the Senior Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities of such series on the stated maturity of such Senior Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Senior Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Senior Debt Securities of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Senior Debt Indenture there has been a change in the applicable federal income tax law.

     In the event CMS Energy exercises its option to effect a covenant defeasance with respect to the Senior Debt Securities of any series as described in the preceding paragraph and the Senior Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Senior Debt Trustee would be insufficient to pay amounts due on the Senior Debt Securities of such series at the time of the acceleration resulting from such Event of Default, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Senior Debt Indenture with respect to all Senior Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Senior Debt Securities, to replace stole, lost or mutilated Senior Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Senior Debt Securities are by their terms due and payable, or are to be called for redemption, within one year.

     For United States federal income tax purposes any deposit contemplated in the preceding paragraph would be treated as an exchange of the Senior Debt Securities outstanding for other property. Accordingly, Holders of Senior Debt Securities outstanding may be required to recognize a gain or loss for United States federal income tax purposes upon such exchange. In addition, such Holders thereafter may be required to recognize income from such property which could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

     Governing Law. The Senior Debt Indenture and Senior Debt Securities will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply.

SUBORDINATED DEBT SECURITIES

     General. The Subordinated Debt Securities will be issuable under the Subordinated Debt Indenture. The Subordinated Debt Indenture does not limit the aggregate principal amount of Subordinated Debt Securities which may be issued thereunder. Subordinated Debt Securities may be issued under the Subordinated Debt Indenture from time to time in one or more series. The Subordinated Debt Securities shall mature on a date not less than nine months nor more than 40 years after the date of issuance. Capitalized terms used in this section "Subordinated Debt Securities" and not otherwise specifically defined in this prospectus shall have the meanings respectively set forth in the Subordinated Debt Indenture.

     Exchange and Transfer. Subordinated Debt Securities may be presented for exchange and registered Subordinated Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable prospectus supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Subordinated Debt Indenture. Subordinated Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

     Payment. Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and the premium and interest, if any, on all Subordinated Debt Securities in registered form will be made at the office or agency of the Subordinated Debt Trustee in the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, payment of any interest due on Subordinated Debt Securities in registered form will be made to the Persons in whose name such Subordinated Debt Securities are registered at the close of business on the Record Date for such interest payments.

     Events of Default. The occurrence of any of the following events with respect to the Subordinated Debt Securities of any series will constitute an "Event of Default" with respect to the Subordinated Debt Securities of such series:

     (A) Default for 30 days in the payment of any interest on any of the Subordinated Debt Securities of such series (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); provided, however, that if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities;

     (B) Default in the payment when due of any of the principal of or the premium, if any, on any of the Subordinated Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise (whether or not payment is prohibited by the subordination provision of the Subordinated Debt Indenture); provided, however, that if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities;

     (C) Default in the deposit or payment of any sinking fund or analogous payment in respect if any Subordinated Debt Securities of such series (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture);

     (D) Default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Subordinated Debt Indenture relating to the Subordinated Debt Securities of such series after written notice thereof as provided in the Subordinated Debt Indenture;

     (E) Certain events of bankruptcy, insolvency or reorganization relating to CMS Energy;

     (F) Entry of final judgments against CMS Energy or Consumers Energy aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or

     (G) A default resulting in the acceleration of indebtedness of CMS Energy in excess of $25,000,000 which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Subordinated Debt Indenture.

     Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Subordinated Debt Securities and will be described in the prospectus supplement relating to such Subordinated Debt Securities.

     If any Event of Default on any series of Subordinated Debt Securities shall have occurred and be continuing, either the Subordinated Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of such series then Outstanding may declare the principal of all Subordinated Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately.

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Subordinated Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Subordinated Debt Indenture by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding.

     Reference is made to the prospectus supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Subordinated Debt Indenture provides that the Subordinated Debt Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Debt Indenture at the request, order or direction of the Holders of the Subordinated Debt Securities, unless such Holders shall have offered to the Subordinated Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Subordinated Debt Indenture, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or exercising any trust or power conferred on the Subordinated Debt Trustee, with respect to the Subordinated Debt Securities of such affected series.

     The Subordinated Debt Indenture provides that no Holder of Subordinated Debt Securities may institute any action against CMS Energy under the Subordinated Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Subordinated Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Subordinated Debt Trustee to institute such action and shall have offered the Subordinated Debt Trustee reasonable indemnity, the Subordinated Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class).

     The Subordinated Debt Indenture requires CMS Energy to furnish to the Subordinated Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Subordinated Debt Indenture. The Subordinated Debt Indenture provides that the Subordinated Debt Trustee may withhold notice to the Holders of the Subordinated Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Subordinated Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Subordinated Debt Securities of such series.

     Subordination. The Subordinated Debt Indenture provides (and each Holder of Subordinated Debt Securities by acceptance thereof agrees) that the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined herein) of CMS Energy. No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Indenture provides that upon the happening and during the continuation of any default in payment of the principal of, premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable or in the event any judicial proceeding shall be pending with respect to any such default, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment shall be made by CMS Energy with respect to the principal of, premium, if any, or interest on Subordinated Debt Securities or to acquire any Subordinated Debt Securities or on account of any sinking fund provisions applicable to Subordinated Debt Securities. CMS Energy shall give prompt written notice to the Subordinated Debt Trustee of any default in payment of principal of or interest on any Senior Indebtedness. The Subordinated Debt Indenture provisions described in this paragraph, however, do not prevent CMS Energy from making sinking fund payments in Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, winding up, liquidation or reorganization of CMS Energy, whether voluntary or involuntary, in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise: (i) all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to any payments whatsoever; and (ii) any payment or distribution of CMS Energy's assets of any kind or character, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities shall be paid or delivered directly to the Holders of such Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such Holders until all Senior Indebtedness shall have been paid in full before any payment or distribution is made to the Holders of Subordinated Debt Securities. In the event that notwithstanding such subordination provisions, any payment or distribution of assets of any kind or character is made on the Subordinated Debt Securities before all Senior Indebtedness is paid in full, the Subordinated Debt Trustee or the Holders of Subordinated Debt Securities receiving such payment will be required to pay over such payment or distribution to the Holders of such Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness, the rights of the Holders of the Subordinated Debt Securities will be subrogated to the rights of the Holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. As a result of the subordination provisions, in the event of CMS Energy's insolvency, Holders of the Subordinated Debt Securities may recover ratably less than senior creditors of CMS Energy.

     "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Debt Indenture or thereafter incurred, created or assumed:

      (i) Indebtedness of CMS Energy for money borrowed by CMS Energy (including purchase money obligations) or evidenced by debentures (other than the Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by CMS Energy;

      (ii) Obligations with respect to letters of credit;

     (iii) All Indebtedness of others of the type referred to in the preceding clauses (i) and (ii) assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or

     (iv) Renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i), (ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities.

     The Subordinated Debt Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued. As of September 30, 1998, Senior Indebtedness of CMS Energy aggregated approximately $2,321 million.

     Consolidation, Merger or Sale of Assets. The Subordinated Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Subordinated Debt Securities and the Subordinated Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia.

     Modification of the Subordinated Debt Indenture. The Subordinated Debt Indenture permits CMS Energy and the Subordinated Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Subordinated Debt Securities to:

     (A) Secure the Subordinated Debt Securities of one or more series;

     (B) Evidence the assumption by a successor corporation of the obligations of CMS Energy under the Subordinated Debt Indenture and the Subordinated Debt Securities then Outstanding;

     (C) Add covenants for the protection of the Holders of the Subordinated Debt Securities;

     (D) Cure any ambiguity or correct any defect or inconsistency in the Subordinated Debt Indenture or to make such other provisions as CMS Energy deems necessary or desirable with respect to matters or questions arising under the Subordinated Debt Indenture, provided that no such action adversely affects the interests of any Holders of Subordinated Debt Securities;

     (E) Establish the form and terms of any series of securities under the Subordinated Debt Indenture; and

     (F) Evidence the acceptance of appointment by a successor Subordinated Debt Trustee.

     The Subordinated Debt Indenture also permits CMS Energy and the Subordinated Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Subordinated Debt Securities of all series then Outstanding and affected (voting as one class), to enter into supplemental indentures to add any provisions to, or change in any manner or eliminate any of the provisions of, the Subordinated Debt Indenture or modify in any manner the rights of the Holders of Subordinated Debt Securities of each such affected series; provided, however, that CMS Energy and the Subordinated Debt Trustee may not, without the consent of the Holder of each Subordinated Debt Security then outstanding and affected thereby, enter into a supplemental indenture to:

     (A) Change the time of payment of the principal (or any installment of principal) of any Subordinated Debt Security, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Subordinated Debt Security when due; or

     (B) Reduce the percentage in principal amount of the Subordinated Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Subordinated Debt Indenture.

     Prior to the acceleration of the maturity of any Subordinated Debt Security, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Subordinated Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Subordinated Debt Indenture or of any Subordinated Debt Security which cannot be modified or amended without the consent of the Holder of each Subordinated Debt Security affected.

     Defeasance, Covenant Defeasance and Discharge. The Subordinated Debt Indenture provides that, at the option of CMS Energy:

     (A) CMS Energy will be discharged from any and all obligations in respect of the Subordinated Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or

     (B) CMS Energy need not comply with certain restrictive covenants of the Subordinated Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Subordinated Debt Securities of such series on the stated maturity of such Subordinated Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof.

     To exercise such option, CMS Energy is required, among other things, to deliver to the Subordinated Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for United States federal income tax purposes as amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (A) of the preceding paragraph, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Subordinated Debt Indenture there has been a change in the applicable federal income tax law.

     In the event CMS Energy exercises its option to effect a covenant defeasance with respect to the Subordinated Debt Securities of any series as described in the preceding paragraph and the Subordinated Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Subordinated Debt Trustee would be insufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of the acceleration resulting from such Event of Default, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Subordinated Debt Indenture with respect to all Subordinated Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Subordinated Debt Securities to replace stolen, lost or mutilated Subordinated Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Subordinated Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Subordinated Debt Securities are by their terms due and payable, or are to be called for redemption, within one year.

     For United States federal income tax purposes any deposit contemplated in the preceding paragraph would be treated as an exchange of the Subordinated Debt Securities outstanding for other property. Accordingly, holders of Subordinated Debt Securities outstanding may be required to recognize a gain or loss for United States federal income tax purposes upon such exchange. In addition, such Holders thereafter may be required to recognize income from such property which could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

     Governing Law. The Subordinated Debt Indenture and the Subordinated Debt Securities will be governed by, and construed in accordance with, the laws of the State of Michigan except to the extent the laws of another jurisdiction shall be mandatorily applicable.

                                 LEGAL OPINIONS

     Opinions as to the legality of certain of the Offered Securities will be rendered for CMS Energy by Michael D. Van Hemert, Esq., Assistant General Counsel for CMS Energy. Certain legal matters with respect to Offered Securities will be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements and schedule of CMS Energy as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, 1998 and 1997, June 30, 1998 and 1997, and September 30, 1998 and 1997, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports thereon state that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their reports on the unaudited interim consolidated financial information because those reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                              PLAN OF DISTRIBUTION

     CMS Energy may sell the Offered Securities: (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Securities; (ii) through underwriters or dealers on a negotiated basis; (iii) directly to a limited number of purchasers or to a single purchaser; or (iv) through agents. The prospectus supplement with respect to any Offered Securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to CMS Energy from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are utilized in the sale of Offered Securities, CMS Energy will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto.

     The Offered Securities may be sold directly by CMS Energy or through agents designated by CMS Energy from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this prospectus is delivered will be named, and any commissions payable by CMS Energy to such agent will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Offered Securities may be sold directly by CMS Energy to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

     Agents, dealers and underwriters may be entitled under agreements with CMS Energy to indemnification by CMS Energy against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS Energy in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange. Reference is made to the prospectus supplement with regard to such matter. No assurance can be given that there will be a market for any of the Offered Securities.

================================================================================

JANUARY 20, 1999

                                     [LOGO]

                                  $480,000,000

                            7.5% SENIOR NOTES DUE 2009

                   ------------------------------------------
                             PROSPECTUS SUPPLEMENT
                   ------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                                BARCLAYS CAPITAL
                             CHASE SECURITIES INC.
                     NATIONSBANC MONTGOMERY SECURITIES LLC

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 No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement or the base prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the base prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the base prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to its date.

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